                                                     Filed Pursuant to 424(b)(1)
                                                     Registration No. 333-80289

PROSPECTUS

                                 600,000 Shares

                       [1-800-CONTACTS LOGO APPEARS HERE]

                                  Common Stock

   The 600,000 shares of common stock covered by this prospectus are being sold by selling stockholders identified in this prospectus in privately negotiated transactions. This offering is not being underwritten. 1-800 CONTACTS, INC. will not receive any of the proceeds from the sale of shares by the selling stockholders.

   1-800 CONTACTS, INC.'s common stock is traded on the Nasdaq National Market under the symbol "CTAC." On September 2, 1999, the last reported sale price for the common stock on the Nasdaq National Market was $22.00 per share. See "Price Range of Common Stock."

                                   --------

                                                               Per
                                                              Share     Total
                                                              ------ -----------
Purchase price............................................... $17.00 $10,200,000
Proceeds to selling stockholders, before expenses............ $17.00 $10,200,000

                                   --------

     Investing in the common stock involves a high degree of risk. See "Risk
                         Factors" beginning on page 8.

                                   --------

   The Securities and Exchange Commission and state regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

September 2, 1999

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----

    Prospectus Summary.....................................................   4

    Risk Factors...........................................................   8

    Forward-Looking Statements.............................................  16

    Use of Proceeds........................................................  17

    Price Range of Common Stock............................................  18

    Dividend Policy........................................................  18

    Capitalization.........................................................  19

    Selected Financial Data................................................  20

    Management's Discussion and Analysis of Financial Condition
     and Results of Operations.............................................  22

    Business...............................................................  30

    Management.............................................................  44

    Certain Relationships and Related Transactions.........................  48

    Principal and Selling Stockholders.....................................  50

    Description of Capital Stock...........................................  52

    Plan of Distribution...................................................  55

    Experts................................................................  55

    Legal Matters..........................................................  55

    Where You Can Find More Information....................................  55

    Index to Financial Statements.......................................... F-1

                              ------------------

     We were incorporated under the laws of the State of Utah in February 1995 and were reincorporated under the laws of the State of Delaware in February 1998. We completed the initial public offering of our common stock in February 1998. Our principal executive office is located at 66 E. Wadsworth Park Drive, Draper, Utah 84020, and our telephone number is (801) 924-9800. Our website is contacts.com. The information contained on our website does not constitute a part of this prospectus. As used in this prospectus, references to "we," "our," "us," and 1-800 CONTACTS refer to 1-800 CONTACTS, INC. and not to the selling stockholders.

     All brand names and trademarks appearing in this prospectus are the property of their respective holders.

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including "Risk Factors" and our financial statements and the related notes before making an investment decision.

                              1-800 CONTACTS, INC.

     1-800 CONTACTS, INC. is a leading direct marketer of replacement contact lenses. As of July 3, 1999, we had shipped more than 1.5 million orders to approximately 900,000 customers since our inception. Through our easy-to-remember, toll-free telephone number, "1-800 CONTACTS" (1-800-266-8228), and increasingly through our Internet addresses, which include "www.1800contacts.com," "www.contacts.com" and "www.contactlenses.com," we sell all of the popular brands of contact lenses, including those manufactured by Johnson & Johnson, CIBA Vision, Bausch & Lomb, Wesley Jessen, Ocular Sciences and CooperVision. Our high volume, cost-efficient operations, supported by our proprietary management information systems, enable us to offer our products at competitive prices while delivering a high level of customer service. As a result of our extensive inventory of more than 18,000 SKUs, we generally ship approximately 90% of our orders within one business day of receipt. We believe that we offer our customers an attractive alternative for obtaining replacement contact lenses in terms of convenience, price, speed of delivery and customer service. Our net sales have grown rapidly, from $3.6 million in 1996 to $59.9 million in 1998 and from $23.2 million in the first two quarters of 1998 to $46.3 million in the first two quarters of 1999.

     The Internet is our fastest-growing sales channel and a more cost-effective way for us to serve our customers. Our Internet sales for the first two quarters of 1999 were $6.5 million compared to $0.1 million in the same period in the previous fiscal year. During the second quarter of 1999, our website generated approximately 24% of our new orders. Our online presence enables us to operate more efficiently by substantially eliminating the payroll and long distance costs associated with telephone orders. This increased efficiency allows us to offer Internet customers free shipping in addition to other services not possible with telephone orders such as e-mail shipping confirmation, online order tracking and e-mail correspondence. We believe that our customers will increasingly use the Internet to order and reorder replacement contact lenses.

     We market our products through an aggressive national advertising campaign that aims to increase recognition of the 1-800 CONTACTS brand, increase traffic on our website, add new customers, continue to build strong customer loyalty and maximize repeat purchases. As compared to other direct marketers of replacement contact lenses, we believe that our toll-free telephone number and Internet addresses afford us a significant competitive advantage in generating consumer awareness and repeat business. We spent approximately $22.7 million on advertising in 1998, and intend to continue to increase our sales and marketing activities. Our experience has been that increases in advertising expenditures have a direct impact on the growth of net sales. We believe that our planned increase in advertising activities will enable us to attract significant numbers of new customers. In addition, our new marketing campaign will more prominently feature our website, contacts.com.

     Our sales and marketing efforts, combined with our focus on delivering a high level of customer service, have built a loyal customer base. Our customer service representatives are trained to provide efficient and accurate order entry, are able to provide customers with real time product availability information and estimated delivery dates for their lenses, and are empowered to handle all customer service issues. For the twelve-month period ended June 30, 1998, each $1.00 of sales to new customers generated approximately $0.78 of repeat sales in the succeeding 12 month period. During the first two quarters of 1999, approximately $23.4 million, or 50.5% of net sales, were to repeat customers, compared to net sales to repeat customers of approximately $8.6 million, or 37.1% of net sales, in the first two quarters of 1998.

     We estimate, based on published reports, that the U.S. retail market for contact lenses was approximately $3.7 billion in 1997 and, according to industry analysts, is expected to grow at 4% to 6% in 1999, with the disposable market growing at 8% to 12%. The growth in the disposable market is largely due to the shift in the contact lens market away from traditional soft lenses, which generally are replaced on an annual basis, to disposable lenses, which are replaced on a daily, weekly or bi-weekly basis.

     Over the last decade, there have been significant changes in the ways contact lenses are sold to consumers. Driven primarily by the growing commodity-like nature of contact lens products, such as disposable lenses, direct marketers have emerged as an attractive alternative to more traditional providers, such as eye care practitioners and retail optical chains. We believe that consumers are increasingly seeking the convenience, speed and home delivery that direct marketers of replacement contact lenses can provide.

Competitive Strengths

     We attribute our success as a direct marketer in the replacement segment of the contact lens industry and our significant opportunities for growth to several competitive strengths, including:

   . Our brand, which we believe is the most recognized in the direct marketing segment of the contact lens industry;

   .  Our easy-to-remember, toll-free telephone number, 1-800 CONTACTS;

   . Our Internet addresses, which include www.1800contacts.com, www.contacts.com and www.contactlenses.com;

   .  Our extensive inventory of over six million contact lenses (18,000
      SKUs), which enables us to ship approximately 90% of our orders within one business day of receipt;

   . Our proprietary management information systems, which enable us to process both telephone and Internet orders, continually monitor and track substantially all of our inventory, rapidly process credit card orders and increase the speed and accuracy of the shipping process;

   .  Our commitment to high quality, consistent customer service; and

   . Our loyal customer base of approximately 900,000 customers as of July 3, 1999.

Growth Strategy

     Our objective is to be the world's largest seller of replacement contact lenses. The key components of our strategy include:

   . Increasing awareness of the 1-800 CONTACTS and contacts.com brand names;

   .  Increasing the number of online customers;

   .  Leveraging our customer base through strategic partnerships;

   .  Enhancing our customer relationships;

   .  Maintaining our technology focus and expertise;

   .  Pursuing selected acquisitions; and

   .  Pursuing international expansion.

                                  The Offering

Common stock offered by the
 selling stockholders............    600,000 shares

Common stock outstanding......... 6,264,458 shares

Use of proceeds.................. 1-800 CONTACTS will not receive any proceeds from the sale of the shares by the selling
                                  stockholders. See "Use of Proceeds."

Nasdaq National Market symbol.... CTAC

     The common stock outstanding is based on the number of shares outstanding at August 27, 1999 and excludes 254,942 shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $10.03 per share and an additional 242,308 shares of common stock available for future issuance to employees or non-employee directors under our stock option plan. See "Management--Incentive Stock Option Plan."

                             Summary Financial Data

     The selected historical financial data presented below are derived from the financial statements of 1-800 CONTACTS, INC. included elsewhere in this prospectus.

                                    Fiscal Year                  First Two Quarters
                         ------------------------------------  ------------------------
                            1996        1997         1998         1998         1999
                         ----------  -----------  -----------  -----------  -----------
                                                                     (unaudited)
Statement of Operations
 Data:
Net sales............... $3,628,296  $21,115,314  $59,875,941  $23,229,742  $46,264,313
Gross profit............  1,412,990    7,090,791   22,560,528    8,641,644   17,700,483
Advertising expense.....    468,146    3,485,619   24,206,857    5,947,851    9,799,330
Other selling, general
 and administrative
 expenses...............    573,166    2,459,602    7,334,668    2,578,807    5,615,991
Income (loss) from
 operations.............    371,678    1,145,570   (8,980,997)     114,986    2,285,162
Net income (loss)....... $  348,363  $ 1,032,408  $(7,892,608) $  (429,972) $ 1,763,362
Basic and diluted net
 income (loss) per
 common share...........                          $     (1.27) $     (0.07) $      0.28
Pro forma income (loss)
 before benefit
 (provision) for
 income taxes........... $  348,363  $ 1,032,408  $(8,535,287) $   395,472  $ 2,456,041
Pro forma benefit
 (provision) for income
 taxes..................   (134,120)    (397,477)     642,679     (149,873)    (692,679)
                         ----------  -----------  -----------  -----------  -----------
Pro forma net income
 (loss)................. $  214,243  $   634,931  $(7,892,608) $   245,599  $ 1,763,362
                         ==========  ===========  ===========  ===========  ===========
Pro forma basic net
 income (loss) per
 common share...........             $      0.14  $     (1.27) $      0.04  $      0.28
Pro forma diluted net
 income (loss) per
 common share...........             $      0.13  $     (1.27) $      0.04  $      0.28

                                                                      July 3,
                                                                       1999
                                                                    -----------
                                                                      Actual
                                                                    -----------
                                                                    (unaudited)
Balance Sheet Data:
Working capital.................................................... $11,124,037
Total assets.......................................................  25,299,750
Total debt (including current portion).............................      49,001
Stockholders' equity...............................................  14,813,386

     Prior to February 9, 1998, we were an S corporation and were not subject to federal and certain state income taxes. Pro forma net income (loss) reflects historical net income less pro forma income taxes. Pro forma income taxes are provided as if we had been a C corporation rather than an S corporation for the periods noted. We terminated our S corporation status upon the completion of our initial public offering in February of 1998, and, at that date, we recorded a non-recurring, non-cash charge to earnings to recognize deferred income taxes. Pro forma diluted net income (loss) per share of common stock is based on the weighted average shares of common stock and stock equivalents outstanding, including actual shares outstanding and shares deemed to be outstanding using the treasury stock method. The shares deemed to be outstanding for 1997 included the number of shares sufficient to fund the S corporation distribution of approximately $983,000. See "Dividend Policy."

                                  RISK FACTORS

     You should consider carefully the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. Any of the following risks could harm our business, operating results and financial condition and could result in a complete loss of your investment.

     This prospectus contains forward-looking statements that involve known and unknown risks and uncertainties. These statements relate to our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to these differences include those discussed below and elsewhere in this prospectus.

Risks Relating to Our Business

Our sales growth will not continue at historical rates and we may encounter unforeseen difficulties in managing our future growth.

     Since our formation in February 1995, we have experienced rapid growth. We expect the rate of growth in net sales to decrease in future quarters of 1999 and to stabilize in the future. Our ability to compete effectively and to manage future growth, if any, will require us to continue to improve our financial and management controls and our reporting systems and procedures on a timely basis and to expand, train and manage our employee base. Our failure or inability to accomplish any of these goals could harm our business.

A significant portion of our sales do not comply with applicable state laws and regulations governing the delivery and sale of contact lenses.

     The sale and delivery of contact lenses are generally governed by state laws and regulations. We sell to customers in all 50 states and each sale is likely to be subject to the laws of the state where the customer is located. The laws and regulations relating to the delivery and sale of contact lenses vary from state to state, but can generally be classified into five categories:

   (1) laws that require contact lenses to be dispensed only pursuant to a valid prescription;

   (2) laws that require the dispenser to be licensed by the state as an optometrist, ophthalmologist or other professional authorized to dispense lenses;

   (3) laws that require lenses be dispensed only in a face-to-face transaction;

   (4) laws with requirements that are unclear or do not specifically address the sale and delivery of contact lenses; and

   (5) laws that we believe place no restrictions on the dispensing of replacement contact lenses.

Many of the states requiring that contact lenses be dispensed in face-to-face meetings or by a person licensed by such state to dispense lenses also require that lenses only be dispensed pursuant to a valid prescription. Neither we nor any of our employees is a licensed or registered dispenser of contact lenses in any state other than California and Texas.

     Our operating practice is to attempt to obtain a valid prescription from each customer or his/her eye care practitioner. If we are unable to obtain a copy of or verify the customer's prescription, it is our practice to ship the lenses to the customer based on the information that the customer has provided.

     We retained legal counsel to identify and summarize the applicable laws of each of the states in which we generate material sales. We compared our operations to the applicable requirements of the laws contained in such summaries. Based on such comparison, we estimate that approximately one-third of our net sales in 1998 appeared to conform to the requirements of applicable state laws and regulations. Any action brought against us based on our failure to comply with applicable state laws and regulations could result in us being subject to significant fines, being prohibited from making sales in a particular state, being required to comply with such laws or could constitute a misdemeanor. Such required compliance could result in:

   .  increased costs to us;

   . the loss of a substantial portion of our customers for whom we are unable to obtain or verify a prescription;

   . the inability to sell to customers at all in a particular state if we cannot comply with such state's laws; and

   .  misdemeanor penalties and civil fines.

     The occurrence of any of the above results could harm our ability to sell contact lenses and to operate profitably. Furthermore, states may not enact or may impose laws or regulations that prohibit mail order dispensing of contact lenses or otherwise impair our ability to sell contact lenses and continue to operate profitably. We have not obtained an opinion of counsel with regard to our compliance with applicable state laws and regulations or the enforceability of such state laws and regulations, and information contained in this prospectus regarding our compliance with applicable state laws and regulations should not be construed as being based on an opinion of counsel.

     From time to time, we receive notices, inquiries or other correspondence from states or their regulatory bodies charged with overseeing the sale of contact lenses. We are currently involved in litigation brought by two California optometrists regarding our alleged business practices in California and by the Kansas Board of Examiners in Optometry regarding our alleged business practices in Kansas. We have in the past, and intend in the future, to vigorously defend any actions brought against us. See "Business-- Government Regulation" and "--Legal Proceedings."

Because we don't manufacture contact lenses, we cannot ensure that the contact lenses we sell meet all federal regulatory requirements.

     Contact lenses are regulated as medical devices by the FDA. Under the Federal Food, Drug, and Cosmetic Act, medical devices must meet a number of regulatory requirements, including the requirement that they be cleared or approved by FDA, be manufactured in accordance with good manufacturing practice regulations, be labeled in compliance with federal law, and be listed with FDA. We attempt to ensure that the lenses we buy do comply with federal laws. However, because we are not the manufacturers, we cannot ensure that the lenses we sell do comply with the FDC Act. The distribution of medical devices that do not comply with the FDC Act is unlawful, and subjects the distributor and the devices themselves to FDA regulatory action. The possible sanctions include warning letters from the FDA, injunction, civil penalties, and criminal prosecution, as well as seizure of the contact lenses.

It is possible that the FDA will consider certain of the contact lenses we sell to be misbranded.

     The FDA also regulates the labeling of medical devices. The contact lenses that we sell are prescription devices, and therefore contain the statement required by FDA regulations: "Caution: Federal law restricts this device to
sale by or on the order of a           (physician or other licensed
practitioner)." However, because of the difficulty we have encountered in obtaining the cooperation of eye care practitioners, we sometimes sell lenses based solely on the prescription information provided by the customer without a written prescription or other order by the customer's eye care practitioner. Although the FDA has not objected to the sale of contact lenses without a written prescription or other order directly from the customer's eye care practitioner, it is possible that the FDA will consider contact lenses that are sold in such a fashion to be misbranded. The sale of misbranded devices is unlawful under the Federal Food, Drug, and Cosmetic Act, and can result in a warning letter, seizure, injunction, civil penalties, or prosecution. To date, we have not received any notices from the FDA.

We currently purchase a substantial portion of our products from unauthorized distributors and are not an authorized distributor for the majority of the products that we sell.

     We are not an authorized distributor for the majority of the products which we sell. Some of the major manufacturers of contact lenses have refused to sell lenses directly to direct marketers, including us, and have sought to prohibit their distributors from doing so. As a result, we currently purchase a substantial portion of our products from unauthorized distributors. We do not investigate the sources from which our suppliers obtain the contact lenses we sell. These sources may include foreign establishments. Contact lenses manufactured either abroad or domestically for the export market may not comply with the good manufacturing practice standards established by the FDA, and therefore, their sale by us may be in violation of the Federal Food, Drug, and Cosmetic Act. We are aware that at least one large manufacturer of contact lenses puts tracking codes on its products in an effort to identify distributors who are selling to direct marketers. In addition, the prices we pay for certain of our products are sometimes higher than those paid by eye care practitioners, retail chains and mass merchandisers, who are able to buy directly from manufacturers. Furthermore, in order to help ensure adequate supply, we generally carry a higher level of inventory than would otherwise be required if we were able to purchase directly from contact lens manufacturers. We may not be able to obtain sufficient quantities of contact lenses at competitive prices in the future to meet the existing or anticipated demand for our products. Our inability to obtain sufficient quantities of contact lenses would harm our business.

We obtain a large percentage of our inventory from a limited number of suppliers.

     A single distributor supplied us with approximately 40% and 47% of our inventory in 1997 and 1998, respectively, and our top three suppliers accounted for approximately 72% and 70% of our inventory in 1997 and 1998, respectively. We believe that none of these suppliers is authorized by contact lens manufacturers to distribute their products. If any of these suppliers could no longer supply us with contact lenses, we may not be able to secure other adequate sources of supply, or may not be able to obtain our inventory on terms as favorable to us as our current supply. Either circumstance could harm us by increasing our costs or, in the event adequate replacement supply cannot be secured, reducing our net sales.

We expect to incur losses in the future and cannot assure you that our new advertising strategies will prove successful. Our quarterly results are likely to vary based upon the level of sales and marketing activity in any particular quarter.

     We expect to incur significant expenditures in order to increase awareness of the 1-800 CONTACTS and contacts.com brand names through sales and marketing and other promotional activities. As a result, we anticipate realizing an operating loss in the third quarter of 1999 and in subsequent periods. In addition, our new sales and marketing activities may not be successful and may not result in increases in our net sales. Furthermore, we currently expense all advertising costs, including all direct-mail advertising costs, when the advertising first takes place. As a result, quarter-to-quarter comparisons are affected by the timing of television, radio and Internet advertisements and by the mailing of our printed advertisements within and between quarters. The volume of mailings and other advertising may vary in different quarters and from year to year depending on our assessment of prevailing market opportunities. Our operating results for any particular quarter may not be indicative of future operating results. For example, we typically decrease our advertising expenditures in the fourth quarter due to the increased cost to advertise during this period. As a result, we in the past have and in the future expect to generate lower revenues in the fourth quarter than in the preceding third quarter. You should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. Our results of operations for the second quarter of 1998 were, and in the future our results of operations may be, below the expectations of public market analysts. This in the past has and in the future could cause the trading price of our common stock to fall significantly.

We are dependent on our telephone, Internet and management information systems for the sale and distribution of contact lenses.

     Our success depends, in part, on our ability to provide prompt, accurate and complete service to our customers on a competitive basis, and our ability to purchase and promote products, manage inventory, ship products, manage sales and marketing activities and maintain efficient operations through our telephone and proprietary management information systems. A significant disruption in our telephone, Internet or management information systems could harm our relations with our customers and our ability to manage our operations. From time to time, we have experienced temporary interruptions in our telephone service as a result of the technical problems experienced by our long-distance carrier. In 1998, we experienced three interruptions, which lasted on average approximately two to three hours each. Similar interruptions may occur in the future and such interruptions may harm our business. Furthermore, extended or repeated reliance on our back-up computer systems may harm our business.

We have limited operating history.

     We were formed in February 1995 as the successor to the business founded by our Vice President of Operations in March 1991. Our toll-free telephone number, 1-800 CONTACTS, began operations in July 1995 and our first website, www.1800contacts.com, began operations in October 1995. As a result, there is only limited financial information and operating information available for a potential investor to evaluate an investment in our common stock. In addition, our limited operating history and rapid growth in net sales make it difficult to forecast future operating results and reduce the relevance of quarter-to-quarter comparisons.

The retail sale of contact lenses is highly competitive. Certain of our competitors are large, national optical chains that have greater resources than we have.

     The retail sale of contact lenses is a highly competitive and fragmented industry. Our principal competitors include ophthalmologists and optometrists in private practice and retail chain stores. We also compete with national optical chains, such as Cole Vision, LensCrafters and National Vision Association and mass merchandisers, such as Wal-Mart, Sam's and Costco. We also compete with other direct marketers of contact lenses. We may face increased competition in the future from new entrants in the direct marketing business, which may include national optical chains and mass merchandisers, some of which may have significantly greater resources than we have. In addition, many of our competitors, including most eye care practitioners, national optical chains and mass merchandisers, have direct supply arrangements with contact lens manufacturers, which in some cases afford such competitors better pricing terms and access to supply. In light of such intense competition, we may not be able to maintain our current market position or realize our anticipated growth.

The demand for contact lenses could be substantially reduced if alternative technologies to permanently correct vision gain in popularity.

     We also encounter competition from manufacturers of eyeglasses and from alternative technologies, such as surgical refractive procedures, including new refractive laser procedures such as PRK, or photo refractive keratectomy, and LASIK, or laser in situ keratomileusis. If surgical refractive procedures become increasingly accepted as an effective and safe technique for permanent vision correction, they could substantially reduce the demand for contact lenses by enabling patients to avoid the ongoing cost and inconvenience of contact lenses. Accordingly, these procedures, or other alternative technologies may be developed in the future, which may cause a substantial decline in the number of contact lens wearers and thus harm our business.

We are dependent to a large degree on the services of our senior management team.

     We are dependent to a large degree on the services of our senior management team, particularly Jonathan C. Coon, our President and Chief Executive Officer, and John F. Nichols, our Vice President,

Operations. In February 1998, Messrs. Coon and Nichols each entered into three year employment agreements with us. The loss of any of our key executives could harm our business. Our ability to manage our anticipated growth will depend on our ability to identify, hire and retain highly skilled management and technical personnel. Competition for such personnel is intense. As a result, we may not be successful in attracting and retaining such personnel, and the failure to attract and retain such personnel could harm our business. See "Management."

Our executive officers and directors have the ability to effectively control substantially all actions taken by our stockholders.

     Upon completion of this offering, Messrs. Coon, Nichols and Yacktman will collectively own 2,928,504 shares of our common stock and control approximately 46.6% of our aggregate voting power. Acting together, these stockholders can effectively control substantially all actions taken by our stockholders, including the election of directors. Such concentration of ownership could also have the effect of delaying, deterring or preventing a change in control of 1-800 CONTACTS that might otherwise be beneficial to stockholders and may also discourage acquisition bids for 1-800 CONTACTS and limit the amount certain investors may be willing to pay for shares of the common stock. See "Management" and "Principal and Selling Stockholders."

We do not have any property rights in the 1-800 CONTACTS telephone number or the Internet addresses that we use.

     We believe that a large portion of our success is attributable to the competitive advantage we enjoy as a result of our toll-free telephone number. While we have obtained the right to use the phone number 1-800 CONTACTS as well as common "CONTACTS" misdials, we may not be able to obtain rights to use the CONTACTS phone number as new toll-free prefixes are issued. Under applicable FCC rules, we do not have and cannot acquire any property rights to this telephone number. As a result, we cannot assure you that we will be able to retain the use of the 1-800 CONTACTS telephone number in the future. The loss of our ability to use the 1-800 CONTACTS number would harm our business.

     We also have obtained the rights to various Internet addresses, including but not limited to www.1800contacts.com, www.contacts.com and www.contactlenses.com. We cannot practically acquire rights to all addresses similar to www.contacts.com. If third parties obtain rights to use similar addresses, these third parties may confuse our customers and cause our customers to inadvertently place orders with these third parties, which could result in lost sales for us and could damage our brand. As with telephone numbers, we do not have and cannot acquire any property rights in Internet addresses. As a result, we may be unable to retain the use of our Internet addresses. The loss of our ability to use our Internet addresses would harm our business.

If we, or third parties on which we rely, fail to achieve Year 2000 compliance, our business could be harmed.

     We are currently performing analysis and testing of Year 2000 compliance on our computer applications, internal technology systems and embedded technology. After completing our analysis and testing, we believe that we will be able to take any necessary steps to become Year 2000 compliant. If this analysis and testing, and any necessary corrective actions, are not completed timely, the Year 2000 issue could have a material impact on our operations.

     We are currently unable to determine the effects of Year 2000 compliance by third parties that are significant to our operations. We have received several responses to correspondence sent to significant third parties. We are reviewing these responses to assess the third parties' Year 2000 compliance and to determine the extent to which our operations will be impacted by those third parties' failure, if any, to adequately address their own Year 2000 issues. If the systems of critical third parties are not in compliance, our operations will be harmed. To date, we have not developed a contingency plan in the event that one or more of these third parties are not Year 2000 compliant.

Increases in the cost of shipping, postage or credit card processing could harm our business.

     We ship our products to customers by United States mail and other overnight delivery and surface services. We generally invoice the costs of delivery and parcel shipments directly to customers as separate shipping and handling charges. In addition, we use direct mailings to advertise our products and receive a majority of our payments from customers using credit cards. Any increases in shipping, postal or credit card processing rates could harm our operating results as we may not be able to effectively pass such increases on to our customers. Similarly, strikes or other service interruptions by these shippers could limit our ability to market or deliver our products on a timely basis. See "Business--Customers and Marketing."

Our business could be harmed if we are required to collect state sales tax on the sale of products.

     At present, we do not collect sales or other similar taxes in connection with the sale of our products to consumers located outside the state of Utah. From time to time, various states have sought to impose state sales tax collection obligations on out-of-state direct marketing companies such as ours. A successful assertion by one or more states that we should have collected or should be collecting sales taxes on the sale of our products could result in additional costs and administrative expenses to us and corresponding price increases to our customers, which could harm our business.

We face an inherent risk of exposure to product liability claims in the event that the use of the products we sell results in personal injury.

     We face an inherent risk of exposure to product liability claims in the event that the use of the products we sell results in personal injury. Although we have not experienced any losses due to product liability claims, we cannot assure you that we will not experience such losses in the future. We maintain insurance against product liability claims, but we cannot be certain that such coverage will be adequate to cover any liabilities that we may incur, or that such insurance will continue to be available on terms acceptable to us. A successful claim brought against us in excess of available insurance coverage, or any claim that results in significant adverse publicity against us, could harm our business.

We conduct our operations through a single distribution facility.

     All of our inventory is stored and shipped from our distribution center in Salt Lake City. We depend in large part on the orderly operation of this receiving and distribution process, which depends, in turn, on adherence to shipping schedules and effective management of the distribution center. We may not have anticipated all of the changing demands that our expanding operations will impose on our receiving and distribution system. In addition, events beyond our control, such as disruptions in operations due to labor disagreements, shipping problems, fires or natural disasters, may harm our business.

Risks Relating to the Internet

Our success is dependent, in part, on continued growth in use of the Internet.

     The Internet is new and rapidly evolving. A decrease in the growth of Internet usage would harm our business. The following factors may inhibit growth in Internet usage, limit visits to our Internet addresses or limit orders placed through our website:

   .  inadequate Internet infrastructure;

   .  security and privacy concerns;

   .  inconsistent quality of service; and

   .  unavailability of low cost, high-speed service.

     Our success is dependent, in part, upon the ability of the Internet infrastructure to support increased use. The performance and reliability of the Internet may decline as the number of users increases or the bandwidth requirements of users increase. The Internet has experienced a variety of outages due to damage to portions of its infrastructure. If outages or delays occur frequently in the future, Internet usage, including usage of our website, could grow slowly or decline. Even if the necessary infrastructure or technologies are developed, we may have to spend considerable amounts to adapt our solutions accordingly.

Online security breaches could harm our business.

     The secure transmission of confidential information over the Internet is essential to maintain consumer confidence in our website. Substantial or ongoing security breaches of our system or other Internet-based systems could significantly harm our business. Any penetration of our network security or other misappropriation of our users' personal information could subject us to liability. We may be liable for claims based on unauthorized purchases with credit card information, impersonation or other similar fraud claims. Claims could also be based on other misuses of personal information, such as for unauthorized marketing purposes. These claims could result in litigation and financial liability. Security breaches also could damage our reputation and expose us to a risk of loss or litigation and possible liability. We rely on licensed encryption and authentication technology to effect secure transmission of confidential information, including credit card numbers. It is possible that advances in computer capabilities, new discoveries or other developments could result in a compromise or breach of the technology used by us to protect customer transaction data.

     We may incur substantial expense to protect against and remedy security breaches and their consequences. A party that is able to circumvent our security systems could steal proprietary information or cause interruptions in our operations. Our insurance policies' limits may not be adequate to reimburse us for losses caused by security breaches. We cannot guarantee that our security measures will prevent security breaches.

Government regulation and legal uncertainties relating to the Internet and online commerce could negatively impact our business operations.

     Online commerce is new and rapidly changing, and federal and state regulation relating to the Internet and online commerce is evolving. Currently, there are few laws or regulations directly applicable to the Internet or online commerce on the Internet, and the laws governing the Internet that exist remain largely unsettled. The most recent session of the U.S. Congress resulted in Internet laws regarding online children's privacy, copyrights and taxation. This or similar legislation could dampen growth in use and acceptance of the Internet. Due to the increasing popularity of the Internet, it is possible that additional laws and regulations may be enacted with respect to the Internet, covering issues such as user privacy, pricing, taxation, content, copyrights, distribution, antitrust and quality of products and services. The adoption or modification of laws or regulations applicable to the Internet could harm our business operations.

     In addition, several telecommunications carriers have requested the Federal Communications Commission to regulate telecommunications over the Internet. Due to the increasing use of the Internet and the burden it has placed on the current telecommunications infrastructure, telephone carriers have requested the FCC to regulate Internet service providers and impose access fees on those providers. If the FCC imposes access fees, the costs of using the Internet could increase dramatically. This could result in the reduced use of the Internet as a medium for commerce, which could harm our business operations.

Changing technology could adversely affect the operation of our website.

     The Internet, online commerce and online advertising markets are characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions and changing customer preferences. Our future success will depend on our ability to adapt to rapidly changing technologies and address our customers' changing preferences. However, we may experience difficulties that delay or prevent our being able to do so.

Risks Related to this Offering

The price of our common stock has been volatile and could continue to fluctuate in the future.

     The market price for shares of the common stock has been volatile and could fluctuate substantially based on a number of factors, including quarter-to-quarter variations in our results of operations, news announcements, changes in general market conditions for contact lenses, regulatory actions, adverse publicity regarding us or the industry in general, changes in financial estimates by securities analysts and other factors. In addition, broad market fluctuations and general economic and political conditions may harm the market price of the common stock, regardless of our actual performance. For example, the market price for our common stock declined significantly in the third quarter of 1998 upon the announcement of our operating results for the second quarter. In October 1998, we commenced a share repurchase program. We suspended this program in July 1999, having not made any purchases since March 1999. Commencement of this program may have increased the trading price of our stock over the price that would have existed in the absence of such a program. We reinstated this program in August 1999. Should we be unable to successfully repurchase shares under the program, the trading price of our common stock could decline substantially.

Future sales of our common stock could cause the price of our shares to decline.

     Future sales of the shares of common stock could have a negative effect on the price of our common stock. Of our 6,264,458 shares of common stock outstanding, 2,789,704 (including the 600,000 shares offered hereby) shares will be freely tradeable without restriction under the Securities Act. An aggregate of 2,928,754 shares will be eligible for sale in the public market under Rule 144, subject to compliance with the resale volume limitations and other restrictions of Rule 144, and the remaining 546,000 shares of common stock will be eligible for sale in the public market pursuant to Rule 144(k) without such volume and other restrictions. The shares offered hereby will be subject to certain 180-day "lock-up" agreements described in the "Plan of Distribution" section of this prospectus.

Certain provisions in our charter documents could delay or prevent a change in control.

     Certain provisions of our restated certificate of incorporation and our by-laws may inhibit changes in control of us not approved by our board of directors. These provisions include:

   .  a classified board of directors;

   .  a prohibition on stockholder action through written consents;

   . a requirement that special meetings of stockholders be called only by our board of directors or chief executive officer;

   .  advance notice requirements for stockholder proposals and nominations;

   . limitations on the ability of stockholders to amend, alter or repeal the by-laws; and

   . the authority of the board of directors to issue without stockholder approval preferred stock with such terms as the board of directors may determine.

We are also afforded the protections of Section 203 of the Delaware General Corporation Law, which could have similar effects. See "Description of Capital Stock."

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains "forward-looking statements," which may include the following:

   .  our growth strategy;

   . our future sales and marketing plans and the anticipated benefits from such activities;

   .  expectations regarding the growth in the contact lens market;

   . our belief that the Internet will increasingly be used by our customers to order and reorder replacement contact lenses; and

   . the adequacy of anticipated sources of funds to fund our operations for at least 12 months following the date of this prospectus.

Other statements about our plans, objectives, expectations and intentions contained in this prospectus that are not historical facts may also be forward-looking statements. When used in this prospectus, the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of reasons, including those discussed under "Risk Factors" and elsewhere in this prospectus. We assume no obligation to update any forward-looking statements.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the shares offered hereby by the selling stockholders.

     We believe opportunities may exist from time to time to expand our current business through acquisitions, strategic ventures and international expansion. We are not currently a party to any contracts, letters of intent, commitments or agreements, and are not currently engaged in active negotiations, with respect to any acquisitions or strategic ventures.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is traded on the Nasdaq National Market under the symbol "CTAC." Our common stock commenced trading on February 10, 1998. The following table sets forth the high and low closing sale prices per share for our common stock as reported by the Nasdaq National Market for the periods presented:

                                                                 High     Low
                                                                ------- -------
      1998:
        First Quarter (beginning February 10, 1998)............ $20.875 $13.563
        Second Quarter.........................................  19.875  13.000
        Third Quarter..........................................  16.375   5.625
        Fourth Quarter.........................................  18.000   4.750
      1999:
        First Quarter.......................................... $17.750 $10.625
        Second Quarter.........................................  22.750  16.750
        Third Quarter (through September 2, 1999)..............  23.563  16.375

     On September 2, 1999, the last reported sale price for our common stock on the Nasdaq National Market was $22.00 per share. As of July 21, 1999, there were approximately 62 holders of record of our common stock. We expect that the trading price of our common stock will continue to be volatile. See "Risk Factors--Risks Relating to this Offering."

                                DIVIDEND POLICY

     We anticipate that all of our future earnings will be retained to finance the expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon among other factors, our results of operations, financial condition, capital requirements and contractual restrictions. In addition, our credit facility prohibits us from paying any cash dividends on our common stock.

     Immediately prior to the consummation of our initial public offering, we entered into an agreement to distribute to our then existing stockholders an amount equal to our retained earnings from our formation date through the date of the termination of our S corporation status. The distribution (net of notes receivable from stockholders of $599,689) was in the form of promissory notes, totaling $982,995. These promissory notes were paid in full during the first quarter of fiscal 1998. Subsequent to this S corporation distribution, we have not declared or paid any cash or other dividends on our common stock and do not expect to pay dividends for the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of July 3, 1999. The outstanding share information excludes:

   . 258,108 shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $9.99 per share, and

   . 241,142 shares of common stock reserved for future grant under our stock options plan.

     This information is qualified by, and should be read in conjunction with, the more detailed financial statements of 1-800 CONTACTS, INC. and related notes appearing at the end of the prospectus.

                                                                     July 3,
                                                                      1999
                                                                   -----------
                                                                     Actual
                                                                   -----------
Long-term obligations:
  Capital lease obligation, less current portion.................. $    10,319

Stockholders' equity:
  Preferred stock, $0.01 par value, 1,000,000 shares authorized,
   no shares issued or outstanding................................         --
  Common stock, $0.01 par value, 20,000,000 shares authorized;
   6,430,568 shares issued........................................      64,306
  Additional paid-in capital......................................  23,017,266
  Accumulated deficit.............................................  (6,491,087)
  Treasury stock at cost, 148,127 shares..........................  (1,777,099)
                                                                   -----------
    Total stockholders' equity....................................  14,813,386
                                                                   -----------
     Total capitalization......................................... $14,823,705
                                                                   ===========

                            SELECTED FINANCIAL DATA

    The statement of operations data for the year ended December 31, 1994 and the one-month period ended January 31, 1995 and the balance sheet data at December 31, 1994 and January 31, 1995 are derived from the audited financial statements of our predecessor, Discount Lens Club, that are not included in this prospectus. The statement of operations data for the period from February 1, 1995 to December 31, 1995, and the balance sheet data at December 31, 1995 and 1996 are derived from our audited financial statements that are not included in this prospectus. The statement of operations data for the fiscal years 1996, 1997 and 1998, and the balance sheet data as of the end of the fiscal years 1997 and 1998 have been derived from our audited financial statements included elsewhere in this prospectus. The statement of operations data for the first two quarters of 1998 and 1999 and the balance sheet data as of July 3, 1999 have been derived from our unaudited financial statements included elsewhere in this prospectus. This information has been prepared on the same basis as the audited financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented. The operating results for any interim periods are not necessarily indicative of the operating results for any future period. Our selected financial data should be read in conjunction with our financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                             Predecessor                                    1-800 CONTACTS
                       ------------------------ ---------------------------------------------------------------------------
                                     One Month  February 1,
                        Year Ended     Ended      1995 to               Fiscal Year                  First Two Quarters
                       December 31, January 31, December 31, ------------------------------------  ------------------------
                           1994        1995         1995        1996        1997         1998         1998         1999
                       ------------ ----------- ------------ ----------  -----------  -----------  -----------  -----------
                                                                                                         (unaudited)
Statement of
 Operations Data:
Net sales............    $212,584     $21,552     $587,918   $3,628,296  $21,115,314  $59,875,941  $23,229,742  $46,264,313
Cost of goods sold...     117,326      13,069      355,466    2,215,306   14,024,523   37,315,413   14,588,098   28,563,830
                         --------     -------     --------   ----------  -----------  -----------  -----------  -----------
Gross profit.........      95,258       8,483      232,452    1,412,990    7,090,791   22,560,528    8,641,644   17,700,483
                         --------     -------     --------   ----------  -----------  -----------  -----------  -----------
Advertising expense..         375         --       106,339      468,146    3,485,619   24,206,857    5,947,851    9,799,330
Other selling,
 general and
 administrative
 expenses............      78,209       9,369      211,559      573,166    2,459,602    7,334,668    2,578,807    5,615,991
                         --------     -------     --------   ----------  -----------  -----------  -----------  -----------
Total selling,
 general and
 administrative
 expenses............      78,584       9,369      317,898    1,041,312    5,945,221   31,541,525    8,526,658   15,415,321
                         --------     -------     --------   ----------  -----------  -----------  -----------  -----------
Income (loss) from
 operations..........      16,674        (886)     (85,446)     371,678    1,145,570   (8,980,997)     114,986    2,285,162
Other income
 (expense), net......         --          --        (9,105)     (23,315)    (113,162)     445,710      280,486      170,879
                         --------     -------     --------   ----------  -----------  -----------  -----------  -----------
Income (loss) before
 benefit (provision)
 for income taxes....      16,674        (886)     (94,551)     348,363    1,032,408   (8,535,287)     395,472    2,456,041
Benefit (provision)
 for income taxes....         --          --           --           --           --       642,679     (825,444)    (692,679)
                         --------     -------     --------   ----------  -----------  -----------  -----------  -----------
Net income (loss)....    $ 16,674     $  (886)    $(94,551)  $  348,363  $ 1,032,408  $(7,892,608) $  (429,972) $ 1,763,362
                         ========     =======     ========   ==========  ===========  ===========  ===========  ===========
Basic and diluted net
 income (loss) per
 common share........                                                                 $     (1.27) $     (0.07) $      0.28
                                                                                      ===========  ===========  ===========
Pro forma income
 (loss) before
 benefit (provision)
 for income taxes....                             $(94,551)  $  348,363  $ 1,032,408  $(8,535,287) $   395,472  $ 2,456,041
Pro forma benefit
 (provision) for
 income taxes........                               36,402     (134,120)    (397,477)     642,679     (149,873)    (692,679)
                                                  --------   ----------  -----------  -----------  -----------  -----------
Pro forma net income
 (loss)..............                             $(58,149)  $  214,243  $   634,931  $(7,892,608) $   245,599  $ 1,763,362
                                                  ========   ==========  ===========  ===========  ===========  ===========
Pro forma basic net
 income (loss) per
 common share........                                                    $      0.14  $     (1.27) $      0.04  $      0.28
                                                                         ===========  ===========  ===========  ===========
Pro forma diluted net
 income (loss) per
 common share........                                                    $      0.13  $     (1.27) $      0.04  $      0.28
                                                                         ===========  ===========  ===========  ===========

                                Predecessor                                1-800 CONTACTS
                         ------------------------- -----------------------------------------------------------------
                         December 31,  January 31,  December 31, December 31,  December 31,  January 2,    July 3,
                             1994         1995         1995          1996          1997         1999        1999
                         ------------ ------------ ------------- ------------  ------------  ----------- -----------
                                                                                                         (unaudited)
Balance Sheet Data:
Working capital
 (deficit)..............   $13,449      $11,762      $ (12,093)  $  (204,080)  $(1,621,522)  $11,844,537 $11,124,037
Total assets............    25,574       23,687        243,845     1,156,646     7,781,064    18,016,136  25,299,750
Total debt (including
 current portion).......       --           --         207,864       370,705     2,759,837        66,877      49,001
Stockholders' equity
 (deficit)..............    22,818       21,032        (28,412)      146,359       854,358    14,832,825  14,813,386

     Prior to February 9, 1998, we were an S corporation and were not subject to federal and certain state income taxes. Pro forma net income (loss) reflects historical net income less pro forma income taxes. Pro forma income taxes are provided as if we had been a C corporation rather than an S corporation for the periods noted. We terminated our S corporation status upon the completion of our initial public offering in February of 1998, and, at that date, we recorded a non-recurring, non-cash charge to earnings to recognize deferred income taxes. Pro forma diluted net income (loss) per share of common stock is based on the weighted average shares of common stock and stock equivalents outstanding, including actual shares outstanding and shares deemed to be outstanding using the treasury stock method. The shares deemed to be outstanding for 1997 included the number of shares sufficient to fund the S corporation distribution of approximately $983,000. See "Dividend Policy."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

     1-800 CONTACTS, INC. is a leading direct marketer of replacement contact lenses. We were formed in February 1995 and are the successor to the mail order business founded by our Vice President of Operations in March 1991. Since our formation, our net sales have grown rapidly, from $3.6 million in 1996 to $59.9 million in 1998 and from $23.2 million in the first two quarters of 1998 to $46.3 million in the first two quarters of 1999.

     Prior to consummation of our initial public offering in February 1998, we operated as an S corporation and, as a result, were not subject to federal or certain state income taxes. In connection with the consummation of the initial public offering, we revoked our S Corporation status and became subject to federal and state income taxes. As a result, we recorded a net deferred tax liability and the related deferred tax provision of approximately $791,000 for the tax effect of the differences between financial statement and income tax basis of assets and liabilities that existed at the termination date of the S corporation election.

     Effective January 1, 1998, we changed from a calendar year end to a 52/53 week year ending on the Saturday nearest to December 31. Due to this change, fiscal year 1998 represents 52 weeks and 3 days, covering the period January 1, 1998 to January 2, 1999 and the first two quarters of 1998 represent 26 weeks and 3 days.

     During 1998, we began utilizing a variety of new advertising vehicles, including an extensive television marketing campaign, new print vehicles, Internet and radio spots. As direct-response information became available during the fourth quarter of 1998, we determined that our ability to track individual sales to specific advertising campaigns was restricted as a result of the variety of new advertising vehicles utilized. Therefore, beginning in the fourth quarter of 1998, we began expensing all advertising costs, including all direct-mail advertising costs, when the advertising first takes place. As a result, quarter-to-quarter comparisons are impacted by the timing of television, radio and Internet advertisements and by the mailing of our printed advertisements within and between quarters. The volume of mailing and other advertising may vary in different quarters and from year to year depending on our assessment of prevailing market opportunities.

     The sale and delivery of contact lenses are governed by both federal and state laws and regulations. We sell to customers in all 50 states, and each sale is subject to the laws of the state where the customer is located. Our operating practice is to attempt to obtain a valid prescription from each of our customers or his/her eyecare practitioner. If we are unable to obtain a copy of or verify the customer's prescription, our practice is to ship the lenses to the customer based on the information that the customer has provided. We retained legal counsel to identify and summarize the applicable laws of each of the states in which we generate material sales. We compared our operations to the applicable requirements of the laws contained in such summaries. Based on such comparison, we estimate that approximately one-third of our 1998 net sales appeared to conform to the requirements of applicable state laws and regulations. See "Business--Government Regulation."

Results of Operations

     The following table presents our results of operations expressed as a percentage of net sales for the periods indicated:

                                      Fiscal Year        First Two Quarters
                                   -------------------   --------------------
                                    1996   1997  1998      1998       1999
                                   -----  -----  -----   ---------  ---------
Net sales......................... 100.0% 100.0% 100.0%      100.0%     100.0%
Cost of goods sold................  61.1   66.4   62.3        62.8       61.7
                                   -----  -----  -----   ---------  ---------
Gross profit......................  38.9   33.6   37.7        37.2       38.3
Selling, general and
 administrative expenses..........  28.7   28.2   52.7        36.7       33.3
                                   -----  -----  -----   ---------  ---------
Income (loss) from operations.....  10.2    5.4  (15.0)        0.5        5.0
Other income (expense), net.......  (0.6)  (0.5)   0.7         1.2        0.3
                                   -----  -----  -----   ---------  ---------
Income (loss) before benefit
 (provision) for income taxes.....   9.6    4.9  (14.3)        1.7        5.3
Pro forma benefit (provision) for
 income taxes.....................  (3.7)  (1.9)   1.1        (0.6)      (1.5)
                                   -----  -----  -----   ---------  ---------
Pro forma net income (loss).......   5.9%   3.0% (13.2)%       1.1%       3.8%
                                   =====  =====  =====   =========  =========

First Two Quarters of 1999 Compared to First Two Quarters of 1998

     Net sales. Net sales for the first two quarters of 1999 increased 100% to $46.3 million from $23.2 million for the first two quarters of 1998. We believe that this increase in net sales reflects some of the benefits of our increased television and Internet advertising. Internet sales for the first two quarters of 1999 were approximately $6.5 million as compared to $0.1 million for the first two quarters of 1998. We are also realizing the benefits of repeat sales from a growing customer base. Repeat sales for the first two quarters of 1999 increased 172% to $23.4 million from $8.6 million for the first two quarters of 1998. Although we believe that sales will increase substantially in 1999 as compared to 1998, we expect the rate of growth in net sales to decrease in future quarters of 1999.

     Gross profit. Gross profit as a percentage of sales increased to 38.3% for the first two quarters of 1999 from 37.2% for the first two quarters of 1998. With the increase in sales, we were able to obtain inventory at lower costs because of purchase volumes and more competitive pricing resulting from access to more vendors.

     Selling, general and administrative expenses. Selling, general and administrative expenses for the first two quarters of 1999 increased $6.9 million, or 81%, from the first two quarters of 1998. As a percentage of net sales, selling, general and administrative expenses decreased to 33.3% in the first two quarters of 1999 from 36.7% in the 1998 period. The decrease as a percentage of net sales is due to a reduction in advertising expense as a percentage of net sales offset by an increase in other selling, general and administrative expenditures as a percentage of net sales considered necessary to support our sales growth. Advertising as a percentage of sales was 21.2% in the first two quarters of 1999 as compared to 25.6% for the first two quarters of 1998. We expect that advertising spending as well as advertising as a percentage of sales in fiscal year 1999 will be slightly less than in fiscal year 1998. However, if opportunities present themselves, we may increase advertising spending above currently planned levels.

     Other income (expense), net. Other income (expense) decreased to approximately $171,000 in the first two quarters of 1999 from approximately $280,000 in the first two quarters of 1998. The decrease in interest income due to lower cash balances was offset by the decrease in interest expense as the majority of debt was paid off during the first quarter of 1998 with proceeds from our initial public offering.

     Income taxes. The pro forma provision for income taxes for the first two quarters of 1998 has been determined assuming we had been taxed as a C corporation for federal and state income tax purposes for the quarter. Our effective tax rate for the first two quarters of 1999 was approximately 28.2%, which reflects changes in the valuation allowance as a result of utilizing some tax operating loss carryforwards. As of July 3, 1999, we have provided a valuation allowance on all deferred tax assets. Our future effective tax rate will depend upon future taxable income and changes in the valuation allowance associated with the deferred tax assets.

Fiscal Year 1998 Compared to Fiscal Year 1997

     Net sales. Net sales for fiscal 1998 increased 184% to $59.9 million from $21.1 million for fiscal 1997. We believe that this increase in net sales reflects some of the benefits of our increased television and Internet advertising. We are also realizing the benefits of repeat sales from a growing customer base. Repeat sales in fiscal 1998 reached $22.6 million, exceeding total net sales for fiscal 1997 of $21.1 million.

     Gross profit. Gross profit as a percentage of sales increased to 37.7% for fiscal 1998 from 33.6% for fiscal 1997. With the increase in sales, we were able to obtain inventory at lower costs because of purchase volumes and more competitive pricing resulting from access to more vendors.

     Selling, general and administrative expenses. Selling, general and administrative expenses for fiscal 1998 increased 431% to $31.5 million from $5.9 million for fiscal 1997. As a percentage of net sales, selling, general and administrative expenses increased to 52.7% in fiscal 1998 from 28.2% in fiscal 1997. During fiscal 1998, we continued to increase our sales and marketing activity. Advertising as a percentage of sales was 40.4% in fiscal 1998 as compared to 16.5% in 1997.

     During fiscal 1998, we began utilizing a variety of new advertising vehicles, including new print vehicles, Internet and radio spots, and an extensive television marketing campaign. As direct-response information became available during the fourth quarter of 1998, we determined that our ability to track individual sales to specific advertising campaigns was restricted as a result of the variety of new advertising vehicles utilized. Therefore, beginning in the fourth quarter of 1998, we began expensing all advertising costs, including all direct-mail advertising costs, when the advertising first takes place. We also determined that for previously deferred advertising costs the period during which the future benefits were expected to be received was shortened. Accordingly, we amortized the balance at the beginning of the fourth quarter of 1998 over five months.

     Other income (expense), net. The increase in other income (expense) is due to interest income from funds received in our initial public offering in excess of the interest expense incurred prior to the initial public offering.

     Income taxes. The pro forma provision for income taxes has been determined assuming we had been taxed as a C corporation for federal and state income tax purposes for the year.

Fiscal Year 1997 Compared to Fiscal Year 1996

     Net sales. Net sales for fiscal 1997 increased 482% to $21.1 million from $3.6 million for fiscal 1996. This increase was primarily attributable to higher sales volumes due to additional sales and marketing activities.

     Gross profit. Gross profit as a percentage of sales decreased to 33.6% for fiscal 1997 from 38.9% for fiscal 1996. Our gross profit margin for fiscal 1996 was positively impacted by the sale of manufacturers' promotional products, which generally have higher margins.

     Selling, general and administrative expenses. Selling, general and administrative expenses for fiscal 1997 increased 471% to $5.9 million from $1.0 million for fiscal 1996 due to the increase in sales and marketing activity and the related increase in expenditures necessary to support the increased sales. As a percentage of net sales, selling, general and administrative expenses decreased to 28.2% in fiscal 1997 from 28.7% in fiscal 1996. This decrease was largely due to the fixed nature of many such expenses, including rent, salaries, depreciation and certain equipment costs.

     Other income (expense), net. The decrease in other income (expense) was primarily attributable to an increase in interest expense due to increased borrowings by us from one of our stockholders and under our credit facility. This increase in interest expense was offset partially by an increase in other income primarily due to an increase in interest income from stockholders' notes receivable.

     Income taxes. The pro forma provision for income taxes was determined assuming we had been taxed as a C corporation for federal and state income tax purposes for fiscal 1997 and fiscal 1996.

Quarterly Results of Operations

     The following table sets forth certain unaudited quarterly statements of operations data for the six quarters in the period ended July 3, 1999. This information has been derived from our unaudited financial statements, which, in the opinion of management, have been prepared on the same basis as the audited financial statements, and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the quarters presented. This information should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

                                           Fiscal 1998                                 Fiscal 1999
                         -----------------------------------------------------   ------------------------
                             Q1            Q2            Q3            Q4            Q1           Q2
                         -----------   -----------   -----------   -----------   -----------  -----------
Net sales............... $10,429,304   $12,800,438   $18,418,946   $18,227,253   $22,304,257  $23,960,056
Cost of goods sold......   6,628,913     7,959,185    11,490,306    11,237,009    13,909,147   14,654,683
                         -----------   -----------   -----------   -----------   -----------  -----------
Gross profit............   3,800,391     4,841,253     6,928,640     6,990,244     8,395,110    9,305,373
                         -----------   -----------   -----------   -----------   -----------  -----------
Advertising expense.....   2,003,660     3,944,191     8,516,652     9,742,354     5,410,276    4,389,054
Other selling, general
 and administrative
 expenses...............   1,134,266     1,444,541     2,487,563     2,268,298     2,589,829    3,026,162
                         -----------   -----------   -----------   -----------   -----------  -----------
Total selling, general
 and administrative
 expenses...............   3,137,926     5,388,732    11,004,215    12,010,652     8,000,105    7,415,216
                         -----------   -----------   -----------   -----------   -----------  -----------
Income (loss) from
 operations.............     662,465      (547,479)   (4,075,575)   (5,020,408)      395,005    1,890,157
Other income (expense),
 net....................      80,236       200,250       137,116        28,108        84,385       86,494
                         -----------   -----------   -----------   -----------   -----------  -----------
Income (loss) before
 provision for income
 taxes..................     742,701      (347,229)   (3,938,459)   (4,992,300)      479,390    1,976,651
Benefit (provision) for
 income taxes...........    (953,908)      128,464     1,468,123           --       (182,213)    (510,466)
                         -----------   -----------   -----------   -----------   -----------  -----------
Net income (loss)....... $  (211,207)  $  (218,765)  $(2,470,336)  $(4,992,300)  $   297,177  $ 1,466,185
                         ===========   ===========   ===========   ===========   ===========  ===========
                                              Percentage of Total Net Sales
                         --------------------------------------------------------------------------------
                                           Fiscal 1998                                 Fiscal 1999
                         -----------------------------------------------------   ------------------------
                             Q1            Q2            Q3            Q4            Q1           Q2
                         -----------   -----------   -----------   -----------   -----------  -----------
Net sales...............       100.0%        100.0%        100.0%        100.0%        100.0%       100.0%
Cost of goods sold......        63.6          62.2          62.4          61.6          62.4         61.2
                         -----------   -----------   -----------   -----------   -----------  -----------
Gross profit............        36.4          37.8          37.6          38.4          37.6         38.8
                         -----------   -----------   -----------   -----------   -----------  -----------
Advertising expense.....        19.2          30.8          46.2          53.5          24.3         18.3
Other selling, general
 and administrative
 expenses...............        10.9          11.3          13.5          12.4          11.6         12.6
                         -----------   -----------   -----------   -----------   -----------  -----------
Total selling, general
 and administrative
 expenses...............        30.1          42.1          59.7          65.9          35.9         30.9
                         -----------   -----------   -----------   -----------   -----------  -----------
Income (loss) from
 operations.............         6.3          (4.3)        (22.1)        (27.5)          1.7          7.9
Other income (expense),
 net....................         0.8           1.6           0.7           0.1           0.4          0.3
                         -----------   -----------   -----------   -----------   -----------  -----------
Income (loss) before
 provision for income
 taxes..................         7.1          (2.7)        (21.4)        (27.4)          2.1          8.2
Benefit (provision) for
 income taxes...........        (9.1)          1.0           8.0           --           (0.8)        (2.1)
                         -----------   -----------   -----------   -----------   -----------  -----------
Net income (loss).......        (2.0)%        (1.7)%       (13.4)%       (27.4)%         1.3%         6.1%
                         ===========   ===========   ===========   ===========   ===========  ===========

     In the first quarter of 1998, we recorded a net deferred tax liability and the related deferred tax provision of approximately $791,000 in connection with the termination of our S corporation status. This liability reflects the tax effect of the differences between financial statement and income tax basis of assets and liabilities that existed at the termination date of the S corporation election.

     Our net sales increased from $12.8 million in the second quarter of 1998 to $18.4 million in the third quarter of 1998 due primarily to increased advertising. Advertising expense increased from $3.9 million in the second quarter of 1998 to $8.5 million in the third quarter of 1998 primarily as a result of a change in our advertising strategy from mainly utilizing print advertising, which was then capitalized, to utilizing a significant amount of fully-expensed broadcast advertising (television, radio and Internet).

     Advertising expense was $9.7 million in the fourth quarter of 1998 and decreased to $5.4 million in the first quarter of 1999 primarily as a result of our determination at the beginning of the fourth quarter of 1998 to shorten the period during which previously deferred advertising costs were to be amortized and to begin to expense all advertising costs, including all direct mail advertising costs, when the advertising first takes place.

     Income from operations increased to $1.9 million in the second quarter of 1999 from $0.4 million in the first quarter of 1999. This increase resulted from an increase in net sales and gross profit as a percentage of net sales as well as a decrease in selling, general and administrative expenses. The decrease in selling, general and administrative expenses was due to a decrease in advertising expense greater than the increase in other selling, general and administrative expenses.

     We expect to incur significant expenditures in order to increase awareness of the 1-800 CONTACTS and contacts.com brand names through sales and marketing and other promotional activities. As a result, we anticipate realizing an operating loss in the third quarter of 1999 and in subsequent periods. In addition, our new sales and marketing activities may not be successful and may not result in increases in our net sales. Furthermore, we currently expense all advertising costs, including all direct-mail advertising costs, when the advertising first takes place. As a result, quarter-to-quarter comparisons are affected by the timing of television, radio and Internet advertisements and by the mailing of our printed advertisements within and between quarters. The volume of mailings and other advertising may vary in different quarters and from year to year depending on our assessment of prevailing market opportunities. Our operating results for any particular quarter may not be indicative of future operating results. For example, we typically decrease our advertising expenditures in the fourth quarter due to the increased cost to advertise during this period. As a result, we in the past have and in the future expect to generate lower revenues in the fourth quarter than in the preceding third quarter. You should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. Our results of operations for the second quarter of 1998 were, and in the future our results of operations may be, below the expectations of public market analysts. This in the past has and in the future could cause the trading price of our common stock to fall significantly.

Liquidity and Capital Resources

     We have historically funded our growth through a combination of funds generated from operations and borrowings. During February 1998, we issued 2,213,750 shares of common stock in connection with our initial public offering, which included 288,750 shares pursuant to the underwriters' over-allotment option. The proceeds received from the initial public offering, net of underwriting commissions and offering costs, totaled approximately $24.9 million. We used these funds to enhance growth through increased advertising expenditures and to increase inventory levels in anticipation of future sales. In order to help ensure sufficient supply of inventory, we generally carry a higher level of inventory than if we were able to purchase directly from all contact lens manufacturers.

     For the two quarters ended July 3, 1999 and July 4, 1998, net cash provided by (used in) operating activities was approximately $5.7 million and $(6.4) million, respectively. In the 1999 period, cash was provided primarily by net income and increases in accounts payable and accrued liabilities offset by an increase in inventories. In the 1998 period, cash was used primarily to fund our growth as we significantly increased inventory levels and advertising spending.

     For 1998, 1997 and 1996, net cash provided by (used in) operating activities was approximately $(13.8) million, $(1.0) million and $0.1 million, respectively. For all years, cash was used primarily to fund our growth as we increased inventory levels and advertising spending.

     We used approximately $1.3 million and $1.2 million for investing activities in the first two quarters of 1999 and 1998, respectively. The majority of these amounts relate to capital expenditures for infrastructure improvements. Capital expenditures for the 1999 period were approximately $0.7 million. We began operations in our new distribution center in February 1999. This new facility is several times the size of the prior distribution center and is strategically located near the Salt Lake City, Utah airport. In addition, on May 4, 1999, we acquired the assets of Contact Lenses Online, Inc. ("CLO") for $1.2 million in cash, of which $0.6 million was paid on the closing date. The assets acquired include the web address, www.contactlenses.com, various telephone numbers and CLO's customer database. Capital expenditures for the 1998 period were approximately $1.2 million. We anticipate additional capital expenditures for infrastructure as we continue to expand and improve operating facilities, telecommunications systems and management information systems in order to handle future growth.

     We used approximately $2.0 million, $0.9 million and $0.4 million for investing activities in 1998, 1997 and 1996, respectively. The majority of these amounts relate to capital expenditures for infrastructure improvements and increases in notes receivable from shareholders. We received payment in full on the notes receivable during the first quarter of 1998, as the notes were netted with the S corporation distribution paid during the period. The amounts related to capital expenditures for 1998, 1997 and 1996 were approximately $2,013,000, $488,000 and $175,000, respectively. We completed the move into our new call center during July 1998. In conjunction with the move, we acquired new telecommunications systems and enhanced our management information systems.

     As of July 3, 1999, we had entered in commitments to purchase approximately $15 million of broadcast advertising from October 1999 through September 2000. We can cancel up to 50% of the total amount committed.

     During the first two quarters of 1999, we used approximately $1.8 million for financing activities. We repurchased a total of 155,000 shares of our common stock for a total cost of $1,860,005. This was offset slightly by proceeds from the exercise of common stock options. During the first two quarters of 1998, approximately $19.6 million was provided by financing activities, resulting from net proceeds received from our initial public offering, offset by repayments of debt, distributions to stockholders and the repurchase of stock.

     For 1998, net cash of approximately $19.6 million was provided by financing activities, resulting from net proceeds received from our initial public offering, offset by repayments of debt, distributions to stockholders (S corporation distribution) and repurchase of stock. For 1997 and 1996, net cash of approximately $1.9 million and $0.3 million, respectively, was provided by financing activities. These amounts primarily represent borrowings from one of our stockholders and borrowings under our credit facility.

     On October 13, 1998, our board of directors authorized a repurchase of up to 500,000 shares of our common stock. A purchase of the full amount would equal approximately 7.8% of the 6,430,568 shares issued. The repurchase of common stock is subject to market conditions and is accomplished through periodic purchases at prevailing prices on the open market, by block purchases or in privately negotiated transactions. The repurchased shares will be retained as treasury stock to be used for corporate purposes. Through August 27, 1999, we have repurchased 190,000 shares for a total cost of $2,379,848. The repurchases were funded using cash on hand.

     In August 1997, we established a revolving credit facility to provide for working capital requirements and other corporate purposes. We amended the credit facility in January 1998 and October 1998. As a result, the credit facility provides for borrowings equal to the lesser of $5.0 million or 50 percent of eligible inventory. The credit facility bears interest at a floating rate equal to the lender's prime interest rate plus 1.5 percent (9.5 percent as of July 3, 1999). As of July 3, 1999, we had no outstanding borrowings under the credit facility. The credit facility is secured by substantially all of our assets and contains financial covenants customary for this financing. The credit facility was scheduled to expire at the end of July 1999 but has been extended to September 15, 1999. We are in the process of replacing the facility.

     On June 9, 1999, we filed a registration statement with the SEC to offer
2.04 million shares of common stock to the public through an underwritten offering. On August 13, 1999, we cancelled this proposed offering due to market conditions. We intended to use the proceeds from the proposed offering to help fund a 100% increase in advertising spending in fiscal 2000. As a result of the cancellation, we plan to increase advertising spending by approximately 25% in fiscal 2000 from its anticipated spending of xapproximately $20 million in fiscal 1999. In addition, we expect to record an expense of approximately $500,000 in the third quarter of fiscal 1999 for costs related to the cancelled offering.

     We believe that our cash on hand, cash generated from operations and the cash available through our credit facility, will be sufficient to support current operations and future growth for the next twelve months. We may be required to seek additional sources of funds for accelerated growth or continued growth after that point, and there can be no assurance that such funds will be available on satisfactory terms. Failure to obtain such financing could delay or prevent our planned growth, which could harm our business.

     As a result of state regulatory requirements, our liquidity, capital resources and results of operations may be negatively impacted in the future if we incur increased costs or fines, are prohibited from selling our products in a particular state(s) or experience losses of a substantial portion of our customers for whom we are unable to obtain or verify a prescription due to the enforcement of requirements by state regulatory agencies.

Year 2000 Issue

     Based on a preliminary review of our current computer applications and internal technology systems, we believe all of our applications and internal technology systems are substantially Year 2000 compliant. To ensure we are Year 2000 compliant, we are currently taking steps to perform a more in-depth analysis and testing of Year 2000 compliance on our computer applications, internal technology systems and embedded technology. We do not expect Year 2000 compliance to be a major issue since we have replaced or upgraded the majority of our critical technology systems within the last two years. However, we believe that after completing this in-depth analysis and testing we will be able to take any necessary steps to become Year 2000 compliant. If this analysis and any necessary corrective actions are not completed timely, the Year 2000 issue could have a material impact on our operations.

     We are currently unable to determine the effects of Year 2000 compliance by third parties that are significant to our operations. We have received several responses to correspondence sent to significant third parties. We are reviewing these responses to assess the third parties' Year 2000 compliance and to determine the extent to which our operations will be impacted by those third parties' failure, if any, to adequately address their own Year 2000 issues. If the systems of critical third parties are not in compliance, our operations will be adversely affected.

     We have not yet incurred any significant costs related to Year 2000 compliance. Once we have completed the above steps, we will be able to determine any significant future costs associated with Year 2000 compliance. Although we have not yet approved a formal Year 2000 contingency plan, we have manual processes, which can be used in the event of system disruption.

Inflation

     We do not believe that inflation has had a material effect on our operations.

Quantitative and Qualitative Disclosures About Market Risk

     Based on our current operations, we believe we are not subject to significant market risk. As of July 3, 1999, we did not hold any market risk sensitive instruments and had no outstanding debt other than a capital lease obligation of $49,001. In addition, all of our transactions are in U.S. dollars.

                                    BUSINESS

Overview

     1-800 CONTACTS is a leading direct marketer of replacement contact lenses. As of July 3, 1999, we had shipped more than 1.5 million orders to approximately 900,000 customers since our inception. Through our easy-to-remember, toll-free telephone number, "1-800 CONTACTS" (1-800-266-8228), and increasingly through our Internet addresses, which include "www.1800contacts.com," "www.contacts.com" and "www.contactlenses.com," we sell all of the popular brands of contact lenses, including those manufactured by Johnson & Johnson, CIBA Vision, Bausch & Lomb, Wesley Jessen, Ocular Sciences and CooperVision. Our high volume, cost-efficient operations, supported by our proprietary management information systems, enable us to offer our products at competitive prices while delivering a high level of customer service. As a result of our extensive inventory of more than 18,000 SKUs, we generally ship approximately 90% of our orders within one business day of receipt. We believe that we offer our customers an attractive alternative for obtaining replacement contact lenses in terms of convenience, price, speed of delivery and customer service. Our net sales have grown rapidly, from $3.6 million in 1996 to $59.9 million in 1998 and from $23.2 million in the first two quarters of 1998 to $46.3 million in the first two quarters of 1999.

     The Internet is our fastest-growing sales channel and a more cost-effective way for us to serve our customers. Our Internet sales for the first two quarters of 1999 were $6.5 million compared to $0.1 million in the same period in the previous fiscal year. During the second quarter of 1999, our website generated approximately 24% of our new orders. Our online presence enables us to operate more efficiently by substantially eliminating the payroll and long distance costs associated with telephone orders. This increased efficiency allows us to offer Internet customers free shipping in addition to other services not possible with phone orders such as e-mail shipping confirmation, online order tracking and e-mail correspondence. We believe that our customers will increasingly use the Internet to order and reorder replacement contact lenses.

     We market our products through an aggressive national advertising campaign that aims to increase recognition of the 1-800 CONTACTS brand, increase traffic on our website, add new customers, continue to build strong customer loyalty and maximize repeat purchases. As compared to other direct marketers of replacement contact lenses, we believe that our toll-free telephone number and Internet addresses afford us a significant competitive advantage in generating consumer awareness and repeat business. We spent approximately $22.7 million on advertising in 1998 and intend to continue to increase our sales and marketing activities. Our experience has been that increases in advertising expenditures have a direct impact on the growth of net sales. We believe that our planned increase in advertising activities will enable us to attract significant numbers of new customers. In addition, our new marketing campaign will more prominently feature our website, contacts.com.

Industry Overview

     Industry analysts estimate that over 50% of the United States' population need some form of corrective eyewear. Contact lenses have become a convenient, cost effective alternative to eyeglasses, and the number of contact lens wearers is expected to increase as technology further improves the convenience, comfort and fit of contact lenses. As a result, the contact lens market is large and growing. We estimate, based on published reports, that the U.S. retail market for contact lenses was approximately $3.7 billion in 1997 and, according to industry analysts, is expected to grow at 4% to 6% in 1999, with the disposable market growing at 8% to 12%. The growth in the disposable market is largely due to the shift in the contact lens market away from traditional soft lenses, which generally are replaced on an annual basis, to disposable lenses, which are replaced on a daily, weekly, or bi-weekly basis.

     Traditionally, contact lenses were almost exclusively sold to consumers by either ophthalmologists or optometrists (referred to in this prospectus collectively as "eye care practitioners"). Eye care practitioners would typically supply a patient with his or her initial pair of contact lenses in connection with providing the patient an eye examination, and subsequently provide all replacement lenses, regardless of whether the patient was given or required another eye examination. Because the initial fitting of contact lenses requires a prescription written by an eye care practitioner, the initial sale of contact lenses still takes place primarily in this manner. Over the last decade, however, a number of alternative sellers of replacement contact lenses have emerged, including direct marketers.

     We believe that increased consumer awareness of the benefits of the direct marketing of contact lenses will lead to further growth of this method of buying and selling contact lenses. Purchasing replacement contact lenses from a direct marketer offers the convenience of shopping at home, rapid home delivery, quick and easy telephone or Internet ordering and competitive pricing. In addition, the growth in popularity of disposable contact lenses, which require patients to purchase replacement lenses more frequently, has contributed to the growth of the direct marketing channel. The direct marketing industry continues to grow as many retail customers have migrated towards the convenience and service offered by home shopping, and we expect the direct marketing segment of the contact lens industry to grow in tandem with the growth in the direct marketing industry as a whole.

     The enormous growth and acceptance of the Internet as a medium of communication and commerce presents significant opportunities for direct marketers of contact lenses such as 1-800 CONTACTS. International Data Corporation ("IDC") estimates that there were 142 million Internet users worldwide at the end of 1998 and anticipates the number will increase to approximately 502 million by the end of 2003. The factors driving this growth include the increasing number and decreasing cost of personal computers in homes and offices, technological innovations providing easier, faster and cheaper access to the Internet, the proliferation of content and services being provided on the Internet and the increasing use of the Internet by business and consumers as a medium for conducting business.

     The Internet possesses a number of unique and commercially powerful characteristics that differentiate it from traditional media: users communicate or access information without geographic limitations; users access dynamic and interactive content on a real-time basis; and users communicate and interact instantaneously. The Internet has created a dynamic and particularly attractive medium for commerce, empowering customers to gather more comparative purchasing data than is feasible with traditional commerce systems, to shop in a more convenient manner and to interact with sellers in many new ways. IDC estimates that the total value of products and services sold over the Internet by retailers, catalog companies and online merchants will increase from approximately $50.4 billion in 1998 to approximately $1.3 trillion by 2003. In addition, according to Forrester Research, advertising spending on the Internet will increase from $1.5 billion in 1998 to more than $15.3 billion in 2003. We believe that the Internet provides a convenient and efficient medium for the sale of replacement contact lenses.

     Historically, sales of contact lenses by direct marketers have been impeded by eye care practitioners and contact lens manufacturers. Many eye care practitioners have been reluctant to provide patients with a copy of their prescription or to release such information to direct marketers upon request, thereby impeding patients from purchasing lenses from a direct marketer. In addition, substantially all of the major manufacturers of contact lenses have historically refused to sell contact lenses directly to direct marketing companies and have sought to prohibit their distributors from doing so. These traditional barriers to the direct marketing of contact lenses may be reduced or eliminated in the future. The Federal Trade Commission (the "FTC") has from time to time solicited comments regarding whether eye care practitioners should be required to release contact lens prescriptions to their patients. In addition, the Attorneys General for more than 30 states have joined in a lawsuit against the major contact lens manufacturers and certain eye care practitioners and their trade associations alleging that the manufacturers' policy not to sell to direct marketers was adopted in conspiracy with eye care practitioners to eliminate alternative channels of trade from the contact lens market. See "Government Regulation," and "Purchasing and Principal Suppliers."

Competitive Strengths

     We attribute our success as a direct marketer in the replacement segment of the contact lens industry and our significant opportunities for growth to several competitive strengths, including the following:

   . Our Brand. We believe that 1-800 CONTACTS is one of the most recognized brands in the direct marketing segment of the replacement contact lens industry. Our brand is characterized by the convenience we offer via multiple sales channels, our extensive inventory of over 18,000 SKUs, and our focus on customer service. We believe that our easy-to-remember, toll-free telephone number, 1-800 CONTACTS, and our Internet addresses, www.1800contacts.com, www.contacts.com and www.contactlenses.com, afford us a significant competitive advantage over other direct marketers of replacement contact lenses in our ability to generate consumer awareness in a cost-effective manner. After we began using the 1-800 CONTACTS number in July 1995, net sales per advertising dollar increased by over 20%. We believe that our Internet addresses contain the terms that are most commonly used by consumers to search the Internet for a direct marketer of replacement contact lenses. The convenience offered to our customers through our website complements the top-of-mind awareness generated by the 1-800 CONTACTS telephone number, enabling us to enjoy higher customer retention rates and higher response rates than our competitors.

   . Our Extensive Inventory. Our extensive inventory of over six million contact lenses, incorporating more than 18,000 SKUs, allows us to deliver lenses to the customer faster, on average, than eye care practitioners or optical chains, which generally have smaller inventories and place orders for lenses less frequently. Approximately 90% of our orders ship within one business day of receipt. Customers generally receive their lenses from us in one to five business days after shipping, depending on whether the customer chooses standard delivery or pays an additional charge for delivery by an overnight courier. In addition, lenses ordered from us are delivered directly to the home or office of the customer, a service which most eye care practitioners, optical chains and discount stores do not offer.

   . Our Proprietary Technology Infrastructure. We believe we have been and continue to be a leader in implementing integrated proprietary technologies that support our Internet and telephone sales, and our order fulfillment systems. Our proprietary management information systems enable us to process both telephone and Internet orders, continually monitor and track our inventory levels on substantially all of our products, rapidly process credit card orders, increase the speed of the shipping process and increase accuracy by scanning each order prior to shipment. In addition, our customer service representatives are electronically linked to this system, enabling them to facilitate placement of an order and subsequently track customer and order information. We believe that the operating efficiency resulting from our proprietary management information systems gives us a significant competitive advantage and that our systems are capable of supporting our anticipated sales growth in the forseeable future.

   . Customer Service. Delivering high quality, consistent customer service has been a cornerstone of our business strategy since our inception. Our customer service representatives ("CSRs") are trained to provide efficient and accurate order entry and are able to provide each customer with real time product availability information and the estimated delivery date for their lenses. In addition, our CSRs are trained and authorized to handle all customer service issues, including accepting product returns and issuing refunds, if appropriate. We believe that consistently providing every customer with prompt and courteous service throughout their relationship with us increases our ability to attract and retain customers.

   . Loyal Customer Base. We have built a loyal customer base due largely to our focus on delivering a high level of customer service. As of July 3, 1999, we had a customer base of approximately
      900,000 customers. Through our direct contact with customers, we maintain a database with customer information that includes name, address, e-mail address, telephone

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      number, prescription details and other key attributes. We use this information to market to existing customers through targeted U.S. mail and expect to use it for e-mail offers that contain customer specific URLs for reordering. For the twelve month period ended June 30, 1998, each $1.00 of sales to new customers generated $0.78 of reorder sales in the succeeding 12 month period. Approximately $23.4 million or 50.5% of our net sales in the first two quarters of 1999 were to repeat customers, compared to sales to repeat customers of approximately $8.6 million, or 37.1%, in the comparable period in 1998. We expect our sales to repeat customers to continue to grow as the contact lens market continues to shift towards disposable lenses and consumers increase the frequency with which they replace their lenses.

Growth Strategy

     Our objective is to be the world's largest seller of replacement contact lenses. The key components of our strategy are to:

   . Increase Brand Awareness. We intend to establish 1-800 CONTACTS as the world's largest seller of replacement contact lenses. We recently commissioned a study which showed that only 13% of contact lens wearers are aware of the convenient, cost-effective alternative available to them through 1-800 CONTACTS. Our goal is to make the 1-800 CONTACTS brand synonymous with the most readily accessible and competitively priced method of obtaining replacement contact lenses. To achieve this goal, we intend to pursue a nationwide advertising campaign that aims to increase recognition of the 1-800 CONTACTS brand, increase traffic on our website, add new customers, continue to build strong customer loyalty and maximize repeat purchases. Our new marketing campaign will more prominently feature our website, contacts.com. To date, our methods of advertising have included broadcast and print media, as well as the Internet, where we have promoted our website on major Internet destinations such as AOL, Yahoo!, Lycos, AltaVista and others. In addition, we intend to expand our direct marketing campaign to our approximately 900,000 customers through the U.S. mail and e-mail.

   . Increase the Number of Online Customers. Since the Internet is the most efficient vehicle, from both a time and cost perspective, to interact with our customers, our goal is to increase the number of customers placing new and repeat orders through our website. To achieve this goal we will continue to focus our online advertising efforts on highly-visited Internet portals and other highly trafficked web sites where our customers are likely to visit. We intend to continue to use the unique resources of the Internet as a means of marketing in an effort to drive both new and repeat order traffic.

   . Leverage Customer Base through Strategic Partnerships. Although women accounted for only 25% of online sales in 1996, Jupiter Communications estimates that women will account for 47% of all online sales by 2000. Approximately 70% of our 900,000 customers are female, most have a higher than average annual income, and more than 40% have an e-mail address. We believe that significant opportunities exist to develop partnerships with other companies, both online and offline, who would like to reach the attractive demographic of our customer base.

   . Enhance Customer Relationships. We strive to develop long-term relationships with our customers in an effort to build loyalty and encourage repeat purchases. To achieve this goal, we intend to enhance our relationships with customers, encouraging more frequent and more extensive use of our website by introducing enhanced product-related content and interactive features. For example, we are currently upgrading our website to enable repeat customers to reorder online in a few easy steps. In addition, we are expanding our CSR training program in order to improve customer service. We believe that the key to retaining our customers is to provide a competitive price and convenient delivery while providing superior customer service.

   . Maintain Technology Focus and Expertise. We intend to enhance and leverage our proprietary technology to continue to increase service levels in our telephone and Internet business and to

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      take advantage of the efficiencies of the Internet. We are dedicated to maintaining our technology leadership in online and telephone direct distribution. We intend to further personalize the customer's interaction with us and his or her ability to reorder quickly and conveniently.

   . Pursue Selected Acquisitions. We recently acquired certain assets of Contact Lenses Online, including its customer list, Internet addresses, including www.contactlenses.com, and telephone numbers. We believe that the highly fragmented nature of our industry affords us significant opportunities to make additional acquisitions. As a result, we intend to continue to actively pursue strategic acquisitions and partnerships with companies that will allow us to increase our customer base and enhance our brand awareness.

   . Pursue International Expansion. We derived less than 1% of our net sales in 1998 from international sales. According to published reports, the international market for retail contact lens sales was approximately $3.7 billion in 1997. We believe that this market is currently under-served by direct marketing companies and are exploring options with potential partners to penetrate the international markets in Europe and Asia.

Product Offerings

     Contact lenses can be divided into two categories: soft lenses and hard lenses (primarily rigid gas permeable). There are three principal wearing regimes for soft contact lenses: conventional, disposable and planned replacement. Conventional lenses are designed to be worn indefinitely, but are typically replaced after 12 to 24 months. Disposable soft contact lenses were introduced in the late 1980s based on the concept that changing lenses on a more regular basis was important to comfort, convenience, maintaining healthy eyes and patient compliance. Disposable lenses are changed as often as daily and up to every two weeks, depending on the product. Planned replacement lenses are designed to be changed as often as every two weeks and up to every three months and currently represent a small portion of the overall soft lens market.

     We are a direct marketer of replacement contact lenses and do not manufacture contact lenses or provide eye examinations or related services to our customers. We offer substantially all of the soft and hard contact lenses produced by the leading contact lens manufacturers, including Johnson & Johnson, CIBAVision, Bausch & Lomb, Wesley Jessen, Ocular Sciences and CooperVision. We stock a large inventory of lenses from which we can ship approximately 90% of our orders within one business day of receipt. We believe that our ability to maintain a large inventory of contact lenses provides us with a competitive advantage over eye care practitioners, optical chains and discount stores and serves as an effective barrier to entry to potential entrants in the direct marketing of contact lenses.

     In July 1997, we were approved as an authorized distributor of CIBA Vision. We also purchase product directly from certain other manufacturers. Our products are delivered in the same sterile, safety sealed containers in which the lenses were packaged by the manufacturer. From time to time, we purchase contact lenses that were labeled as "samples" by the manufacturer. Such lenses are sometimes offered by us to customers as part of promotional programs at reduced prices.

Customers and Marketing

     Our customers are located principally throughout the United States. The percentage of our customers that are located in each state is approximately equal to the percentage of the United States' population which resides in such state, with the largest concentration of our customers residing in California. We strive to deliver a high level of customer service in an effort to maintain and expand our loyal customer base. We utilize a focused, closely managed and monitored marketing strategy that is designed to enhance the awareness and value of our brand. We continually research and analyze new ways in which to advertise our products. After identifying an attractive potential new advertisement or advertising medium, we commit to such advertising for an initial test period. The response generated by such advertising is monitored and

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analyzed by us and a decision to commit significant resources to a particular advertisement or advertising medium is made only if we are satisfied with the response rates we have generated. After the initial testing period, we continue to closely monitor our advertising in order to identify and react to trends in consumer response patterns and adjust our marketing strategy accordingly.

    The majority of contact lens wearers are between the ages of 18 and 49. In addition, approximately two thirds of contact lens wearers are women and contact lens wearers generally have higher incomes than eyeglass wearers do. Through our national advertising campaign, we are able to target our advertising to contact lens wearers in these key demographic groups, as well as certain other persons based on other important demographics.

    Using the proceeds from our initial public offering, we significantly expanded our sales and marketing activities in 1998 to attract new customers and increase sales to existing customers. We spent an aggregate of $22.7 million in 1998 on advertising as compared to $4.8 million in 1997. We increased our use of direct mailings, cooperative mailings and free standing inserts, and began advertising in mediums not previously utilized, including television, magazines, traditional newspaper advertisements, radio and Internet advertising.

    We intend to pursue a nationwide advertising campaign that aims to increase recognition of the 1-800 CONTACTS brand, increase traffic on our web site, add new customers, continue to build strong customer loyalty and maximize repeat purchases. Our new marketing campaign will feature more prominently our website, contacts.com. Our advertising campaign targets both our traditional telephone customers and our online customers and is designed to drive new and reorder purchases through our website. In addition, we intend to expand our direct marketing campaign to our approximately 900,000 customers through the U.S. mail and e-mail.

    A brief description of the principal components of our national advertising campaign is set forth below:

    Broadcast. In July 1998, we began our first nationwide broadcast advertising campaign with significant purchases on both cable and network television--testing different networks, commercial lengths and broadcast times. We believe that this investment in television advertising was primarily responsible for the 44% increase in sales in the third quarter of 1998. Our television ads typically focus on our ability to rapidly deliver to customers the same contact lenses offered by eye care practitioners. We believe that our easy-to-remember phone number makes television a particularly effective marketing vehicle and that television advertising will continue to be the key to building awareness for our 1-800 CONTACTS and contacts.com brands.

    Internet. We believe that we are one of our industry's leaders in establishing an online advertising presence. We currently maintain an advertising presence on several leading websites, including Yahoo!, America Online, Excite, Infoseek and Lycos and other highly-visited websites where our customers are likely to visit. We intend to continue to seek new opportunities to expand this presence within top-tier portal sites and highly trafficked content sites. We intend to significantly expand our Internet advertising and marketing efforts and to continue to use the unique resources of the Internet as a means of marketing in an effort to drive new and reorder traffic.

    Direct-Mailing. We use direct-mail to advertise our products to selected groups of consumers. We utilize mailing lists obtained from both private and public sources to target our advertisements specifically to contact lens wearers.

    Cooperative Mailings. We advertise our products in cooperative mail programs sponsored by the leading cooperative mail companies in the United States. This advertising medium permits us to target consumers in specific zip codes according to age, income and other important demographics.

    Free Standing Inserts. From time to time, we advertise our products through free standing inserts, which are typically glossy advertisements included inside the comic section of the Sunday paper. We use this

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advertising medium because of its ability to reach a large audience in a cost-
effective manner. We utilize these inserts to supplement our direct and cooperative mailing programs.

     Magazines and Newspapers. From time to time, we also purchase advertisements in national magazines and newspapers. We use this advertising medium due to its ability to reach a large audience and its scheduling flexibility.

Management Information Systems

     We have developed proprietary management information systems that integrate our order entry and order fulfillment operations. We believe that these systems enable us to operate efficiently and provide enhanced customer service. The key features of these management information systems are their ability to:

   .  process both telephone and Internet orders;

   . continually monitor and track our inventory levels for substantially all of our products;

   .  rapidly process credit card orders;

   . increase the speed of the shipping process with integrated and automated shipping functions; and

   . increase accuracy through the scanning of each order prior to shipment to ensure it contains the correct quantity and type of lenses.

     Our management information systems provide our CSRs with real-time product availability information for substantially all of our products through a direct connection with our distribution center, whereupon information is immediately updated as lenses are shipped. Our management information systems also have an integrated direct connection for processing credit card payments which allows the CSR to charge the customer's card and ensure that a valid card number and authorization have been received in approximately five seconds while the CSR is on the phone with the customer. CSRs also have access to records of all prior contact with a customer, including the customer's address, prescription information, order history and payment history and notes of any prior contact with the customer made by phone, Internet, mail or fax. Based on product availability provided by our management information systems, the CSR provides the customer with an estimated date of delivery of their lenses. If a customer's order will not be shipped by the promised delivery date, our management information systems notify the CSR who entered the order, and any information explaining the delay, and the CSR then contacts the customer to inform them of the delay.

     After an order has been entered into our management information system by a CSR, it is sent to our distribution center via a direct connection. After the distribution center receives the order, the invoice for the order is printed. The invoice for each order contains the type and quantity of the lenses, as well as a shipping label for the order. Tracking, manifesting, billing and other shipping functions are integrated into our management information system so that all necessary bar codes and tracking information for shipment via independent couriers are printed directly on our shipping label, and separate labeling or a separate computer is not needed to ship packages via independent couriers.

     After the invoice for an order is printed at our distribution center, the order is pulled from inventory and scanned to ensure that the prescription and quantity of each item matches the order in our management information system. Audible notices inform the shipping agent of any errors in the order. After the order has been scanned for accuracy, the management information system updates our inventory level, the order is placed in a box produced by our automated box folder and is sent to an automatic sealer. After the package leaves the sealer, another scanner reads the bar code on the shipping label to determine which method of shipment is being used, adds the package to the appropriate carrier's manifest and directs the appropriate hydraulic diverter to push the package into the appropriate carrier's shipping bin.


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     We have installed a battery powered back-up system capable of supporting our entire call center, computer room and phone switch. This system is further supported by a generator capable of supporting our entire operation for a period of five days. All critical data is simultaneously written to a series of back-up drives throughout the day and at the end of the day our data is transmitted to an offsite location. We cannot assure you that our back-up system will be sufficient to prevent an interruption in our operations in the event of disruption in our management information systems, and an extended disruption in our management information systems could harm our business.

Operations

     The primary components of our operations include our teleservices, order entry and customer service, Internet and distribution and fulfillment.

     Teleservices, Order Entry and Customer Service. We provide our customers with toll-free telephone access to our CSRs. Our call center generally operates from 6:00 a.m. to 9:00 p.m. (MST) Monday through Friday, 7:00 a.m. to 5:00 p.m.
(MST) on Saturday and 8:00 a.m. to 4:00 p.m. (MST) on Sunday. Customers may place orders via the Internet 24 hours a day, 7 days a week. Potential customers may also obtain product, pricing or other information over the Internet or through our interactive voice response system. Our orders are received by phone, Internet, mail, facsimile and electronic mail. CSRs process orders directly into our proprietary management information system, which provides customer order history and information, product specifications, product availability, expected shipping date and order number. CSRs are provided with a sales script and are trained to provide information about promotional items. Additionally, CSRs are trained to provide customer service and are authorized to resolve all customer service issues, including accepting returns and issuing refunds, as appropriate. For the second quarter of 1999, our call center received an average of approximately 5,000 calls per day.

     We believe our customers are particularly sensitive to the way merchants and salespeople communicate with them. We strive to hire energetic, service-oriented CSRs who can understand and relate to customers. CSRs participate in a training program that includes a mentor system for working with more experienced personnel. After training, CSRs are monitored to review performance and are retrained periodically.

     We completed the move into our new call center during July 1998. In conjunction with the move, we acquired new telecommunications systems and enhanced our management information systems. In our current facility, we believe we have the capacity to handle up to 30,000 calls per day. We believe that we process telephone orders on average in less time than our competitors, which allows each CSR to handle a greater number of orders per day.

     The laws in most states require that contact lenses be sold pursuant to a valid prescription. Our operating practice is to attempt to obtain a valid prescription from each of our customers or his/her eye care practitioner. Customers may mail a copy of their prescription with their order or send it to us via facsimile. Upon receipt of a prescription from a patient, the prescription is filled by us. If we are unable to obtain a copy of or verify the customer's prescription, it is our practice to ship the lenses to the customer based on the information that the customer has provided.

     Internet. Our website, contacts.com, provides our customers with a quick, efficient and cost-effective method for obtaining replacement contact lenses. Our website allows customers to easily browse and purchase substantially all of our products, promotes brand loyalty and encourages repeat purchases by providing an inviting customer experience. We have designed our website to be fast, secure and easy to use and to enable our customers to purchase products with minimal effort. We also offer Internet customers with services not available to telephone customers such as free shipping, shipping confirmation and online order tracking.Through our call center, we offer service and support to our customers during our call center's operating periods over the telephone. We also provide real-time online messaging and e-mail

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

support to our customers. Our website allows customers to dispense with providing personal profile and payment information after their initial order. Our website has permitted us to expand our customer base through better service while reducing transactional costs.

     Our online service automates the processing of customer orders, interacts with our management information systems and allows us to gather, store and use customer and transaction information in a comprehensive and cost-efficient manner. Our website contains customized software applications that interface with our management information systems.

     We maintain a database containing information compiled from customer profiles, shopping patterns and sales data. We analyze information in this database to develop targeted marketing programs and provide personalized and enhanced customer service. Our database is scaleable to permit large transaction volumes. Our systems support automated e-mail communications with customers to facilitate confirmations of orders, provide customer support, obtain customer feedback and engage in targeted marketing programs.

     We use a combination of proprietary and industry-standard encryption and authentication measures designed to protect a customer's information. We maintain an Internet firewall to protect our internal systems and all credit card and other customer information.

     Distribution and Fulfillment. Approximately 90% of our orders are shipped within one business day of receipt. Customers generally receive orders within one to five business days after shipping, depending upon the method of delivery chosen by the customer. A shipping and handling fee is charged on each customer order, except those orders received via the Internet and those received by mail with an enclosed check. Customers have the option of having their order delivered by overnight courier for an additional charge. Our management information system automatically determines the anticipated delivery date for each order.

     We use an integrated packing and shipping system via a direct connection to our management information systems. This system monitors the in-stock status of each item ordered, processes the order and generates warehouse selection tickets and packing slips for order fulfillment operations. Our management information systems are specifically designed with a number of quality control features to help ensure the accuracy of each order.

     We began operations in our new distribution center in February 1999. This new facility is several times the size of the prior distribution center and is strategically located near the Salt Lake City airport.

Purchasing and Principal Suppliers

     Historically, substantially all of the major manufacturers of contact lenses have refused to sell lenses directly to direct marketers, including 1-800 CONTACTS, and have sought to prohibit distributors from doing so. As a result, we currently purchase a substantial portion of our products from unauthorized distributors. We are aware that at least one large manufacturer of contact lenses puts tracking codes on its products in an effort to identify distributors who are selling to direct marketers. In June 1994, the Attorney General for the State of Florida, acting on behalf of disposable contact lens consumers in that State, filed an anti-trust action against Johnson & Johnson, CIBA Vision, Bausch & Lomb and certain eye care practitioners and their trade associations alleging, among other things, that, the contact lens manufacturers' policy not to sell to mail order distributors and others was adopted in conspiracy with eye care practitioners as the result of pressure by eye care practitioners in order to eliminate alternative channels of trade from the disposable lens market ("Florida Action").

     In December 1996, the Attorney General for the State of New York, on behalf of itself and the Attorney Generals for approximately 21 other States, filed a substantially similar action naming three major manufacturers of soft contact lenses as well as several optometrists and their trade associations as defendants

(the "New York Action"). Approximately 10 other states have joined the New York Action since it was filed, and the Florida Action and the New York Action have been consolidated and are currently pending in the United States district Court for the Eastern District of New York (the "Attorney General Action"). Based upon public filings made in the Attorney General Action, we believe that one defendant, CIBA Vision Corporation, has entered into a proposed settlement agreement pursuant to which it has agreed to pay $5 million into a settlement fund, agreed to provide rebates and coupons to consumers and agreed to begin to sell soft contact lenses to direct marketers. Since this settlement agreement was announced, we have become an authorized distributor of CIBA Vision's contact lenses and can purchase such lenses at wholesale level prices.

     As a result of some manufacturers' refusal to sell to direct marketers, we are not an authorized dealer for many of the products which we sell. In addition, the price which we pay for certain of our products is sometimes higher than those paid by eye care practitioners, retail chains and mass merchandisers, who are able to buy directly from the manufacturers of such lenses. Although we have been able to obtain most contact lens brands at competitive prices in sufficient quantities on a regular basis, there can be no assurance that we will not encounter difficulties in the future, particularly in light of our anticipated growth. Our inability to obtain sufficient quantities of contact lenses at competitive prices would have a material adverse effect on our business, financial condition and results of operations.

     Although we seek to reduce our reliance on any one supplier by establishing relationships with a number of distributors and other sources, we purchased from a single distributor 40% and 47% of our contact lens inventory in 1997 and 1998, respectively. We also purchased from another distributor approximately 40% and 21% of our contact lens inventory in 1996 and 1997, respectively. Our top three suppliers accounted for approximately 72% and 70% of our inventory in 1997 and 1998, respectively. We believe that none of these suppliers is authorized by contact lens manufacturers to distribute their products. We do not have written agreements with any of these suppliers. We continually seek to establish new relationships with potential suppliers in order to be able to obtain adequate inventory at competitive prices.

Competition

     The retail sale of contact lenses is a highly competitive and fragmented industry. Traditionally, contact lenses were almost exclusively sold to customers by eye care practitioners in connection with providing them an eye examination. Competition for patients and the revenue related to providing them contact lenses significantly increased as optical chains and large discount retailers began providing optical services and has further intensified with the entry of direct marketers such as us. We believe that the eye care profession suffers from a surplus of eye care practitioners, and that the resulting competitive pressure has been exacerbated by the increased prevalence of retail optical chains, mass merchandisers and direct marketers. Consequently, the competition amongst eye care practitioners to acquire customers and the competition to provide replacement lenses to such customers has intensified.

     Our principal competitors include ophthalmologists and optometrists in private practice. We also compete with national optical chains, such as Cole Vision, LensCrafters and National Vision Association and mass merchandisers, such as Wal-Mart, Sam's and Costco. In addition, we compete with other direct marketers of contact lenses. We may face increased competition in the future from new entrants in the direct marketing business, which may include national optical chains and mass merchandisers, some of which may have significantly greater resources than us.

     We believe that many of our competitors, including, most eye care practitioners, national optical chains and mass merchandisers, have direct supply arrangements with contact lens manufacturers, which in some cases affords such competitors with better pricing terms and access to supply. In addition, some of the competitors are significantly larger in overall revenues and have significantly greater resources than we have. We believe that the principal basis of competition in the industry include price, product availability, customer service and consumer awareness.

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Government Regulation

     Federal Regulation. Contact lenses are regulated by the FDA as "medical devices." The FDA classifies medical devices as Class I, Class II or Class III and regulates them to varying degrees, with Class I medical devices subject to the least amount of regulation and Class III medical devices subject to the most stringent regulations. Rigid gas permeable and soft contact lenses are classified as Class II medical devices if intended only for daily wear and as Class III medical devices if intended for extended wear. These regulations generally apply only to manufacturers of contact lenses, and therefore do not directly impact us. Federal regulations also require the labels on "medical devices" to contain adequate instructions for their safe and proper use. However, there is an exemption from this requirement for medical devices the use of which is not safe except under the supervision of a practitioner licensed by law to direct the use of such device. Devices which fall in this exception must contain as part of their labeling the statement "Caution:
Federal law restricts this device to sale by or on the order of      (physician
or other licensed practitioner)," the blank to be filled in with the word physician or other practitioner authorized by the law of the state in which the practitioner practices to use or order the use of the device. The FDA considers contact lenses to qualify for this labeling exemption; however, a device bearing this legend that is dispensed without a prescription may be considered misbranded by the FDA. Potential penalties for misbranding include warning letters from the FDA, seizure, injunction, civil penalties, or prosecution. See "Risk Factors--Risks Relating to Our Business."

     State Regulation. The sale and delivery of contact lenses to the consumer is subject to state laws and regulations. We sell to customers in all 50 states and each sale is likely to be subject to the laws of the state where the customer is located. The laws and regulations governing the sale and delivery of contact lenses vary from state to state, but generally can be classified in five categories:

   (1) laws that require contact lenses only be dispensed pursuant to a prescription;

   (2) laws that require the dispenser to be licensed by the state as an optometrist, ophthalmologist or other professional authorized to dispense lenses;

   (3) laws that require lenses be dispensed only in a face-to-face transaction;

   (4) laws with requirements that are unclear or do not specifically address the sale and delivery of contact lenses; and

   (5) laws that we believe place no restrictions on the dispensing of replacement contact lenses.

Many of the states requiring that contacts be dispensed in face-to-face meetings or by a person licensed by such state to dispense lenses also require that lenses only be dispensed pursuant to a valid prescription.

     The laws and regulations in a significant number of states, including most of the states wherein a large portion of our sales are concentrated, require that contact lenses only be sold to a consumer pursuant to a valid prescription. In some states, satisfying this prescription requirement obligates the dispenser only to verify the customer's prescription with the customer's prescriber, while other states specifically require that a written prescription be obtained before providing the lenses to the customer. Our operating practice is to attempt to obtain a valid prescription from each of our customers or his/her eye care practitioner. If the customer does not have a copy of his/her prescription, we attempt to contact the customer's doctor to obtain a copy of, or verify the customer's prescription. If we are unable to obtain a copy of or verify the customer's prescription, it is our practice to complete the sale and ship the lenses to the customer based on the prescription information provided by the customer. We retain copies of the written prescriptions that we receive and maintain records of our communications with the customer's prescriber.

     Our ability to comply with state laws and regulations requiring a valid prescription is hampered because our customers are often unable to get a copy of their prescription. We believe that optometrists, ophthalmologists and other contact lens prescribers have historically refused to release copies of a patient's contact lens prescription to the patient. In addition, such providers have refused to release or verify prescriptions at the request of mail order companies. Federal law requires prescribers to release prescriptions for eyeglasses to a patient, but the issue of whether or not a prescriber must release a contact lens prescription to the patient, or at the patients request, is currently governed by state law. There are approximately 22 states that require contact lens prescribers to release the prescriptions for contact lenses to the patient. However, even in states with a mandatory release law, we believe that many prescribers continue to refuse to release prescriptions to their patients or to mail order contact lens distributors, including 1-800 CONTACTS.

     In addition to requiring a valid prescription, a substantial number of states also require that contact lenses only be dispensed by a person licensed to do so under that state's laws. A dispenser may be required to be licensed as an optometrist, ophthalmologist, optician, ophthalmic dispenser or contact lens dispenser, depending on which state the customer is located in. Neither we nor any of our employees is a licensed or registered dispenser of contact lenses in many of the states in which we do business. The laws in a small number of states effectively prohibit the sale of contacts through the mail by requiring that a person licensed under that state's law to dispense contacts be in personal attendance at the place of sale. In addition, there are several states in which the laws and regulations do not specifically address the issue of who may dispense contact lenses or are unclear with respect to the requirements for dispensing lenses. Generally, these laws are older and were written before mail order and other distributors began selling contact lenses. Lastly, we believe that the laws in a small number of states do not require that replacement contact lenses be dispensed pursuant to a prescription or only by a professional licensed in such state.

     We retained legal counsel to identify and summarize the applicable laws of each of the states in which we generate material sales. We compared our operations to the applicable requirements of the laws contained in such summaries. Based upon such comparison, we estimate that approximately one third of our net sales in 1997 appeared to conform to the requirements of applicable state laws and regulations. We believe that the figure for 1998 is similar. Any action brought against us based on our failure to comply with applicable state laws and regulations could result in us being subject to significant fines, being prohibited from making sales in a particular state, being required to comply with such laws or could constitute a misdemeanor. Such required compliance could result in:

   .  increased costs to us;

   . the loss of a substantial portion of our customers for whom we are unable to obtain or verify their prescription;

   . the inability to sell to customers at all in a particular state if we cannot comply with such state's laws; and

   .  misdemeanor penalties and civil fines.

The occurrence of any of the above results could harm our ability to sell contact lenses and to continue to operate profitably. Furthermore, there can be no assurance that states will not enact or impose laws or regulations that prohibit mail order dispensing of contact lenses or otherwise impair our ability to sell contact lenses and continue to operate profitably. We have not obtained an opinion of counsel with regard to our compliance with applicable state laws and regulations or the enforceability of such state laws and regulations, and information contained herein regarding our compliance with applicable state laws and regulations should not be construed as being based on an opinion of counsel. We have in the past, and intend in the future, to vigorously defend any actions brought against us.

     An FTC rule adopted in 1978 requires eye care practitioners to provide their patients with a copy of their eyeglass prescription (the "Prescription Release Rule"). The Prescription Release Rule was adopted based on a finding by the FTC that consumers were being deterred from comparison shopping for eyeglasses because eye care practitioners refused to release prescriptions. In April 1997, the FTC published a request for comments regarding the Prescription Release Rule with respect to whether the rule should be expanded to require the release of contact lens prescriptions, whether consumers have historically been able to get their contact lens prescriptions upon request and whether the refusal to release contact lens prescriptions has benefits justifying such refusal. The FTC undertook a similar review in 1985 and again in 1995, both times concluding that the rule should not be expanded to require the release of contact lens prescriptions.

     From time to time we receive notices, inquiries or other correspondence from states or their regulatory bodies charged with overseeing the sale of contact lenses. Our practice is to review such notices with legal counsel to determine the appropriate response on a case-by-case basis. It is the opinion of management, after discussion with legal counsel, that we are taking the appropriate steps to address the various notices received. To date, no formal complaints have been filed against us concerning our business practices, other than discussed in this prospectus under the heading "Legal Proceedings."

Intellectual Property

     We conduct our business under the trade name and service marks "1-800 CONTACTS." We have taken steps to register and protect these marks and believe that such marks have significant value and are an important factor in the marketing of our products. We lease certain assets, including the right to use the 1-800 CONTACTS telephone number, from an individual pursuant to a non-cancelable lease. The lease expires in June 2000, at which time we have the option to purchase such assets for $17,500. However, under applicable FCC rules, we do not have and cannot acquire any property rights to the telephone number. We do not expect to lose the right to use the 1-800 CONTACTS number, however, there can be no assurance in this regard. The loss of our ability to use the 1-800 CONTACTS number would have a material adverse effect on our business, financial condition and results of operations. In addition, we have obtained the rights to international equivalents for the 1-800 CONTACTS phone number, however, like the 1-800 CONTACTS number, we do not have and cannot acquire any property rights in these telephone numbers.

     We also have obtained the rights to various Internet addresses, including but not limited to www.1800contacts.com, www.contacts.com and www.contactlenses.com. As with phone numbers, we do not have and cannot acquire any property rights in Internet addresses. We do not expect to lose the ability to use the Internet addresses, however, there can be no assurance in this regard and such loss would have a material adverse effect on our financial position and results of operations.

Employees

     As of July 3, 1999, we employed 243 persons, of which 189 were full-time employees and 54 were part-time employees. None of our employees are covered by a collective bargaining agreement. We believe our relationship with our employees to be good.

Properties

     All of our management and call center operations are conducted through approximately 32,000 square feet of leased space located in Draper, Utah, a suburb of Salt Lake City. The lease relating to this facility expires in 2005.

     In October 1998, we entered into a new lease agreement to occupy approximately 35,000 square feet of space for our new distribution center located near the Salt Lake City, Utah airport. The lease for the new distribution center expires in December 2001. We began operations in this distribution center in February of 1999. We are sub-leasing 10,000 square feet of warehouse space that we formerly used as our distribution center to another party for the duration of the lease term, which expires in January 2000.

Legal Proceedings

     On July 14, 1998, Craig S. Steinberg, O.D., a professional corporation d.b.a. City Eyes Optometry Center, filed a purported class action on behalf of all optometrists licensed to practice in California against us and our directors in Los Angeles County Superior Court (the "Steinberg Complaint"). The complaint alleges three separate causes of action for unfair competition: (1) selling contact lenses to California residents without being registered, (2) selling contact lenses to California residents without verifying the prescription, and (3) failing to disclose in our advertising that we sell "sample" lenses not intended for sale to the public. The complaint requests various forms of relief, including damages of an unspecified amount, attorney's fees and a permanent injunction to prevent us from selling contact lenses to California residents without being registered and without verifying the prescription as well as from selling sample contact lenses to California residents. In addition, the plaintiff has filed a motion for preliminary injunction seeking the injunctive relief requested in the complaint. On August 11, 1998, we removed the action to the United States District Court for the Central District of California based on diversity jurisdiction.

     In response to motions by us, plaintiff and another California optometrist, Ellis Miles (collectively, "plaintiffs") filed a First Amended Complaint ("FAC") against us and our directors on or about September 3, 1998 purporting to sue on behalf of the public under California's unfair competition statute rather than as a class action on behalf of optometrists. Although the substantive claims for unfair competition remain the same, the FAC seeks restitutionary relief rather than damages. Plaintiffs also stipulated to dismiss our directors as defendants rather than oppose our motion to dismiss them, leaving us as the only remaining defendant.

     On October 2, 1998, plaintiffs re-filed their motion for preliminary injunction in federal court. We likewise filed a motion to strike plaintiffs' claims for monetary relief. Plaintiffs withdrew their motion for preliminary injunction on October 19, 1998, after we filed our opposition to the motion indicating, inter alia, that we had been registered as a Nonresident Contact Lens Seller in California. The Court denied our motion to strike plaintiffs' claims for monetary relief on February 26, 1999. We filed our Answer to the FAC on March 11, 1999.

     On April 7, 1999, the Kansas Board of Examiners in Optometry commenced a civil action against 1-800 CONTACTS. The action was filed in the District Court of Shawnee County, Kansas, Division 6. The complaint was amended on May 28, 1999. The amended complaint alleges that on "one or more occasions"
1-800 CONTACTS sold contact lenses in the state of Kansas without receipt or verification of a prescription. The amended complaint seeks the issuance of an order enjoining us from further engaging in the alleged activity. The amended complaint does not seek monetary damages. In response to the amended complaint, we have retained counsel and intend to vigorously defend ourselves in this action.

     From time to time we are involved in other legal matters generally incidental to our business. It is the opinion of management, after discussion with legal counsel, that the ultimate dispositions of these matters will not have a material impact on our financial condition, liquidity or results of operations.

                                   MANAGEMENT

     The following table sets forth certain information regarding our directors, executive officers and certain key employees as of July 22, 1999:

Name                       Age Position
----                       --- --------
Jonathan C. Coon..........  29 President, Chief Executive Officer and Director
John F. Nichols...........  39 Vice President, Operations and Director
Scott S. Tanner...........  38 Chief Financial Officer and Director
Robert G. Hunter..........  32 Corporate Controller
S. Todd Witzel............  29 Manager, Information Technology
Jill A. Kocherhans........  33 Call Center Manager
Stephen A. Yacktman
 (1)(2)...................  29 Director
E. Dean Butler (1)(2).....  54 Director

------------------
(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.

     Jonathan C. Coon is a co-founder of 1-800 CONTACTS and currently serves as our President, Chief Executive Officer and a director. Mr. Coon received his Bachelor's Degree from Brigham Young University in 1994. Mr. Coon has seven years of experience in the contact lens distribution industry.

     John F. Nichols is a co-founder of 1-800 CONTACTS and currently serves as our Vice President, Operations and director. Mr. Nichols is a certified optician in the State of California and was the owner of the Discount Lens Club from 1991 until February 1995. Mr. Nichols worked with Bausch & Lomb as a Senior Sales Representative from 1989 to 1991.

     Scott S. Tanner has served as the Chief Financial Officer and a director of 1-800 CONTACTS since November 1997. Prior to joining us, Mr. Tanner served as the Chief Financial Officer of Country Club Foods, Inc., a Utah-based snack food manufacturer and distributor, from 1995 to 1997. Prior to that, Mr. Tanner served in various management positions at Apple Computer, Inc. from 1988 to 1995 and worked at Peat, Marwick & Mitchell & Co. in San Francisco from 1984 to 1986. Mr. Tanner received a B.A. from Stanford University and an MBA from Harvard University. Mr. Tanner served as an executive officer of Country Club Foods, Inc. at the time it filed a voluntary petition under chapter 11 of the United States Bankruptcy Code in November 1995.

     Robert G. Hunter has served as our Corporate Controller since November 1997. Prior to joining us, Mr. Hunter served as an auditor with Hawkins, Cloward & Simister LC from November 1993 to 1997 and with Arthur Andersen LLP from April 1992 to November 1993. Mr. Hunter is a Certified Public Accountant. Mr. Hunter graduated summa cum laude with a Bachelor's Degree from Brigham Young University, where he also earned a Masters of Accountancy Degree.

     S. Todd Witzel has served as our Manager, Information Technology since October 1996. Prior to joining us, Mr. Witzel worked for Access Software as a programmer, where he helped develop Access' management information systems, from 1994 to 1996.

     Jill A. Kocherhans has served as our Call Center Manager since September 1998. From 1989 to 1998, Ms. Kocherhans held various managerial positions with FranklinCovey Company, including Customer Service Manager and Corporate Training Manager. Ms. Kocherhans holds a Bachelor's Degree in sociology from the University of Utah.

     Stephen A. Yacktman has served as a director of 1-800 CONTACTS since February 1996. Mr. Yacktman is currently a Vice President at Yacktman Asset Management Co., an investment advisory company, where he has been employed since 1993. Mr. Yacktman's responsibilities include portfolio management, stock analysis and trading. Mr. Yacktman holds a Bachelor's Degree in economics and an MBA from Brigham Young University.

     E. Dean Butler has served as a director of 1-800 CONTACTS since January 1998. Mr. Butler currently serves as Chairman of Winning Vision Services Ltd., a United Kingdom-based operator of optical superstores in the former Soviet Union. Mr. Butler served as Vice Chairman of Grand Vision, the largest retail optical group in Europe from late 1997 to mid-1998. In 1988, Mr. Butler founded Vision Express in Europe, which merged with the French retail group, GPS, to form Grand Vision in late 1997. In 1983, Mr. Butler founded LensCrafters and served as its Chief Executive Officer until 1988. Prior to 1983, Mr. Butler was employed by Procter & Gamble in various marketing positions since 1969.

     Executive officers are elected by our board of directors on an annual basis and serve until their successors are duly elected and qualified. There are no family relationships between or among any of our directors or executive officers.

Compensation of Directors

     We currently do not pay a cash salary or annual retainer to our directors. In January 1998, we granted options to purchase an aggregate of 71,979 shares of common stock to Mr. Butler. Such options have an exercise price equal to $11.00 per share and vest in three equal installments beginning on the first anniversary of their grant date. In February 1999, we granted options to purchase 2,000 shares of common stock to both Messrs. Butler and Yacktman. These options have an exercise price of $12.563 per share and vest in three equal installments beginning on the first anniversary of their grant date. We reimburse all directors for reasonable expenses incurred in attending board meetings. The directors do not receive any additional compensation for committee participation.

Committees of the Board of Directors

     The board has two standing committees: the audit committee and the compensation committee.

     The audit committee is authorized to make recommendations to the board regarding the independent auditors to be nominated for election by the stockholders and to review the independence of such auditors, approve the scope of the annual audit activities of the independent auditors, approve the audit fee payable to the independent auditors and review such audit results. Arthur Andersen LLP presently serves as the independent public accountants of 1-800 CONTACTS. The audit committee is currently comprised of Messrs. Stephen
A. Yacktman and E. Dean Butler. The audit committee met on three occasions in 1998.

     The compensation committee is authorized to make recommendations to the full board relating to: (1) the compensation arrangements of all of our executive officers and (2) awards under our stock incentive plan. The compensation committee is currently comprised of Messrs. Stephen A. Yacktman and E. Dean Butler. The compensation committee met on three occasions in 1998.

Compensation Committee Interlocks and Insider Participation

     Prior to our initial public offering in February 1998, we did not have a compensation committee. The current compensation arrangements for Messrs. Coon, Nichols and Tanner were established by the terms of their respective employment agreements with 1-800 CONTACTS. The terms of such employment agreements were approved by the full board at the time of our initial public offering. The compensation committee was established in connection with our initial public offering and is currently comprised of Messrs. Yacktman and Butler, neither of whom was at any time an employee of 1-800 CONTACTS. No executive officer of 1-800 CONTACTS serves as a member of the board of directors or compensation committee of any other entity which has one or more executive officers serving as a member of 1-800 CONTACTS' board of directors or compensation committee.

Compensation of Executive Officers

     The following table sets forth information concerning the compensation earned for the last two fiscal years by our chief executive officer and our other two executive officers. For ease of reference, we collectively refer to these executive officers as the "named executives" throughout this prospectus. None of our named executives were granted options in our last fiscal year.

                           Summary Compensation Table

                                                              Long Term
                                                             Compensation
                                Annual Compensation             Awards
                         ----------------------------------  ------------
                                                              Securities   All Other
Name and Principal                             Other Annual   Underlying  Compensation
Position                 Year  Salary   Bonus  Compensation    Options        (a)
------------------       ---- -------- ------- ------------  ------------ ------------
Jonathan C. Coon........ 1998 $120,000 $40,500   $49,127(b)        --       $ 9,835
 President and Chief     1997  105,042     --           (d)        --        13,440
 Executive Officer

John F. Nichols......... 1998 $120,000 $40,500          (d)        --       $ 3,432
 Vice President,
  Operations             1997  110,625     --                      --        10,580

Scott S. Tanner(c)...... 1998 $110,000 $47,438          (d)        --       $ 4,638
 Chief Financial Officer 1997    7,944   1,000          (d)     47,986          357

------------------
(a) Reflects payments made by 1-800 CONTACTS to such named executives for medical costs and health insurance.
(b) Includes $43,220 for domestic services paid for by 1-800 CONTACTS on behalf of Mr. Coon.
(c) Mr. Tanner joined 1-800 CONTACTS in November 1997.
(d) None of the perquisites and other benefits paid to each of the named executives exceeded the lesser of $50,000 or 10% of the total annual salary and bonus received by such named executives.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option
Values

     The following table sets forth information for the named executives concerning stock option exercises during 1-800 CONTACTS' last fiscal year and options outstanding at the end of the last fiscal year:

                                                        Number of Securities      Value of Unexercised
                                                       Underlying Unexercised     In-the-Money Options
                                                        Options at FY-End (#)       at FY-End ($)(a)
                         Shares Acquired    Value     ------------------------- -------------------------
Name                     on Exercise (#) Realized ($) Unexercisable/Exercisable Unexercisable/Exercisable
----                     --------------- ------------ ------------------------- -------------------------
Jonathan C. Coon........        --            --                 -/-                       -/-
John F. Nichols.........        --            --                 -/-                       -/-
Scott S. Tanner.........        --            --            31,991/15,995           $223,937/$111,965

------------------
(a) Based upon a fair market value of the common stock at January 2, 1999 of $18.00 per share.

Employment Agreements

     Immediately prior to the completion of the initial public offering, Messrs. Coon, Nichols and Tanner each entered into an employment agreement with 1-800 CONTACTS, pursuant to which Mr. Coon agreed to serve as our President and Chief Executive Officer for a period of three years, Mr. Nichols agreed to serve as our Vice President, Operations for a period of three years and Mr. Tanner agreed to serve as our

Chief Financial Officer for a period of three years. Pursuant to the respective employment agreements, Messrs. Coon, Nichols and Tanner receive:

   . an annual base salary equal to at least $120,000, $120,000 and $110,000 respectively,

   . an annual bonus up to 50% of their annual base salary (upon 1-800 CONTACTS achieving certain operating targets) and

   .  certain fringe benefits.

If the executive's employment is terminated for any reason prior to the termination of such agreement other than for cause (as defined therein) or his resignation, he will be entitled to receive his base salary and fringe benefits for 12 months following such termination in addition to 50% of his bonus for the year in which his employment was terminated if the termination is during the first six months of the year or 100% if such termination was during the last six months of the year. Messrs. Coon, Nichols and Tanner have each agreed not to compete with 1-800 CONTACTS for a period of two years following his termination of employment with 1-800 CONTACTS and not to disclose any confidential information at any time without our prior written consent.

Incentive Stock Option Plan

     Prior to the completion of the initial public offering, we established the 1-800 CONTACTS, INC. Incentive Stock Option Plan (the "Stock Option Plan"). A maximum of 310,000 shares of common stock, subject to adjustment, were initially authorized for the granting of stock options under the Stock Option Plan. As of August 27, 1999, options to purchase an aggregate of 67,598 shares of common stock, at exercise prices ranging from $5.625 to $15.875 per share, were outstanding under the Stock Option Plan. All of the options granted under the Stock Option Plan vest in three equal installments beginning on the first anniversary of the grant date and have an exercise price equal to the fair market value of the common stock on the grant date. Options granted under the Stock Option Plan may be either "incentive stock options," which qualify for special tax treatment under the Internal Revenue Code, or nonqualified stock options. The purposes of the Stock Option Plan are to advance the interests of 1-800 CONTACTS and stockholders by providing our employees with an additional incentive to continue their efforts on behalf of 1-800 CONTACTS, as well as to attract people of experience and ability. The Stock Option Plan is intended to comply with Rule 16b-3 of the Exchange Act.

     All of our officers, directors and other employees are eligible to participate under the Stock Option Plan, as deemed appropriate by the compensation committee of the board of directors. Eligible employees will not pay us anything to receive options. The Stock Option Plan is administered by the compensation committee of the board of directors. The exercise price for incentive stock options must be no less than the fair market value of the common stock on the date of grant. The exercise price of nonqualified stock options is not subject to any limitation based on the then current market value of the common stock. Options will expire not later than the tenth anniversary of the date of grant. An option holder will be able to exercise options from time to time, subject to vesting. Options will vest immediately upon death or disability of a participant and upon certain change of control events. Upon termination for cause or after 30 days of termination for any other reason by 1-800 CONTACTS, the unvested portion of the options will be forfeited. Subject to the above conditions, the exercise price, duration of the options and vesting provisions will be set by the compensation committee of the board of directors in it discretion.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Loans to Executive Officers

     At the beginning of fiscal 1998, 1-800 CONTACTS had outstanding loans to Messrs. Coon and Nichols, each an executive officer and director of 1-800 CONTACTS, in an aggregate of $340,615 and $231,530, respectively, evidenced by promissory notes due on demand. The notes provided for the payment of interest calculated at a rate equal to the prime rate (8.5% at January 1998). These loans were repaid in February 1998 in connection with the distribution of our retained earnings.

Loans from Significant Stockholder

     Prior to our initial public offering, we borrowed funds from time to time for working capital and other corporate purposes from Mr. Donald A. Yacktman, a former director and significant stockholder. In general, these borrowings bore interest at the prime rate plus 2% and were unsecured. We repaid all of our borrowings from Mr. Yacktman with a portion of the net proceeds from our initial public offering. During fiscal 1998, 1997 and 1996, our largest outstanding indebtedness to Mr. Donald Yacktman was approximately $1.7 million, $1.6 million and $305,000, respectively.

Repurchase of Stock from Former Director

     In February 1996, we redeemed all shares of our common stock then held by Mr. Steve Gibson, a former director of 1-800 CONTACTS, which shares represented twenty percent of our common stock then outstanding. The purchase price of such redeemed shares as $240,000 in cash. Mr. Gibson resigned as a director of 1-800 CONTACTS in February 1996.

Agreement for Distribution of Retained Earnings and Tax Indemnification

     Immediately prior to completion of our initial public offering, we entered into the Agreement for Distribution of Retained Earnings and Tax Indemnification (the "Distribution Agreement") with each of our existing stockholders, including Messrs. Coon, Nichols, Stephen A. Yacktman and Donald
A. Yacktman (collectively, the "Existing Stockholders"). The Distribution Agreement provides for among other things, the indemnification of the Existing Stockholders for any losses or liabilities with respect to any additional taxes (including interest, penalties and legal fees) and the repayment to 1-800 CONTACTS of amounts received as refunds, resulting from 1-800 CONTACTS' operations during the period in which it was an S corporation. In addition, the Distribution Agreement provided for the distribution to the Existing Stockholders of the amount of our retained earnings from our formation through the date immediately preceding the date we terminated our S corporation status. The following table sets forth the amounts received by our executive officers and/or directors under the Distribution Agreement:

Name                                                                    Amount
----                                                                   --------
Jonathan C. Coon (1).................................................. $630,962
John F. Nichols.......................................................  633,075
Stephen A. Yacktman...................................................   79,064
Donald A. Yacktman (2)................................................  237,473

------------------
(1) Includes $15,756 paid to each of Mr. Coon's two children.
(2) Mr. Yacktman no longer serves as a director of 1-800 CONTACTS. Amounts reflected in the table were paid to the Yacktman Family Trust.

Stock Repurchase Option

     Concurrently with the completion of our initial public offering, we repurchased from Mr. Donald A. Yacktman 442,651 shares of our common stock for an aggregate purchase price of $1.9 million. This repurchase was made pursuant to an option we were granted in connection with Mr. Donald Yacktman's investment in 1-800 CONTACTS in February 1996. In connection with entering into a promissory note with Mr. Donald A. Yacktman in July 1997, a portion of this option was cancelled.

Indemnification Agreements

     Immediately prior to the completion of our initial public offering, each of our directors and executive officers entered into an indemnification agreement with 1-800 CONTACTS.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     Except as otherwise noted, the following table sets forth certain information as of July 22, 1999 as to the security ownership of equity securities of 1-800 CONTACTS by:

   .  each of the named executives;

   .  each of our directors;

   .  all directors and executive officers as a group; and

   . each person or entity known to us to be the beneficial owner of five percent or more of the voting securities of 1-800 CONTACTS.

     All information with respect to beneficial ownership has been furnished by the respective director, executive officer or five percent beneficial owner, as the case may be. Unless otherwise indicated, each person or entity named below has sole voting and investment power with respect to the number of shares set forth opposite his name. Beneficial ownership of the common stock listed in the table has been determined in accordance with the applicable rules and regulations promulgated under the Securities Exchange Act.

                          Prior to the Offering               After the Offering
                          ------------------------   Number   ---------------------
Name and Address of         Number       Percent    of Shares  Number      Percent
Beneficial Owner           of Shares     of Class    Offered  of Shares    of Class
-------------------       ------------- ----------  --------- ---------    --------
Directors and Executive
 Officers:
Jonathan C. Coon
 (1)(2).................      2,366,198       37.7%  420,000  1,946,198      31.0%
John F. Nichols (1).....        936,940       14.9   180,000    756,940      12.0
Stephen A. Yacktman
 (3)....................        225,366        3.6       --     225,366       3.6
Scott S. Tanner (4).....         16,245          *       --      16,245         *
E. Dean Butler (5)......         23,993          *       --      23,993         *
All directors and
 executive officers as a
 group (5 persons)......      3,568,742       56.4%  600,000  2,968,742      47.3%
5% Stockholders:
Donald A. Yacktman (6)..        546,000        8.7%      --     596,000(7)    9.5%

------------------
  * Represents less than one percent.
(1) The address of such person is the executive offices of 1-800 CONTACTS.
(2) Includes: (i) direct beneficial ownership of 2,267,724 shares of common stock; (ii) indirect beneficial ownership of 47,987 shares of common stock held-by Mr. Coon as custodian under the Uniform Gift to Minors Act ("UGMA") for and on behalf of Hannah K. Coon; (iii) indirect beneficial ownership of an aggregate of 47,987 shares of common stock held by Mr. Coon as custodian under the UGMA and on behalf of Abigail I. Coon; and (iv) indirect beneficial ownership of 2,500 shares of common stock held by Mr. Coon as custodian under the UGMA for and on behalf of Samuel Coon.
(3) The address of such person is c/o Yacktman Asset Management Co., 303 West Madison Street, Chicago, Illinois 60606.
(4) Includes 15,995 shares of common stock that can be acquired through the exercise of currently exercisable stock options.
(5) Includes 23,993 shares of common stock that can be acquired through the exercise of currently exercisable stock options.
(6) Pursuant to a Schedule 13D filed with the SEC on October 13, 1998, Mr. Donald A. Yacktman reported the sole power to vote or to direct the vote of 100,000 shares of common stock, and the sole power to dispose or to direct the disposition of 100,000 shares of common stock. In addition, Mr. Yacktman, in his capacity as trustee of the Aronold Trust, reported the sole power to vote or to direct the vote of 4,000 shares of common stock, and the sole power to dispose or to direct the disposition of 4,000 shares of common stock. By virtue of his relationship with Carolyn Z. Yacktman (his spouse), Mr. Yacktman reported that he may be deemed to share voting and dispositive power with respect to the 430,000 shares of common stock held by the Yacktman Family Trust (the "Trust") and the 12,000 shares of common stock held by her as custodian of her three minor children. Carolyn Z. Yacktman serves as a trustee of the Trust. Mr. Donald A. Yacktman disclaims, for the purpose of Section 13(d) or 13(g) of the Exchange Act or otherwise, beneficial ownership of any of the shares of common stock beneficially owned by Mrs. Yacktman. The address for Mr. Yacktman is c/o Yacktman Asset Management Co., 303 West Madison Street, Chicago, Illinois 60606 and the address for the Trust is c/o Citicorp Trust South Dakota, 701 East 60th Street North, Sioux Falls, South Dakota 57117.
(7) Reflects the purchase of 50,000 shares by Mr. Yacktman in the offering.

                         DESCRIPTION OF CAPITAL STOCK

General Matters

    Our authorized capital stock consists of 20,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. As of August 27, 1999, we had 6,264,458 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. The following summary of certain provisions of our capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in our entirety by, our restated certificate of incorporation and the by-laws that are included as exhibits to the registration statement of which this prospectus forms a part and by the provisions of applicable law. See "Where You Can Find More Information."

    Our restated certificate of incorporation and by-laws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of us unless such takeover or change in control is approved by the board of directors.

Common Stock

    The issued and outstanding shares of common stock are validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any preferred stock, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at such time and in such amounts as the board of directors may from time to time determine. See "Dividend Policy." The shares of common stock are not convertible and the holders thereof have no preemptive or subscription rights to purchase any of our securities. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive pro rata of our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting.

    Our common stock is included for trading on the Nasdaq National Market under the symbol "CTAC."

Preferred Stock

    Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up before any payment is made to the holders of shares of common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, of our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock. Upon consummation of the offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Certain Provisions of the Restated Certificate of Incorporation and By-laws

    Classified Board. Our restated certificate of incorporation provides for the board of directors to be divided into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of the board of directors will be elected each year. See "Management." Under the Delaware

General Corporation Law, directors serving on a classified board can only be removed for cause. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board of directors until the second annual stockholders meeting following the date the acquiror obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of us and could increase the likelihood that incumbent directors will retain their positions.

     Elimination of Stockholder Action Through Written Consents. Our restated certificate provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.

     Elimination of the Ability to Call Special Meetings. Our restated certificate of incorporation and the by-laws provides that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of the board of directors or by our chief executive officer. Stockholders will not be permitted to call a special meeting or to require the board of directors to call a special meeting.

     Advanced Notice Procedures. Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the by-laws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

     Amendments to the Restated Certificate and By-laws. Our restated certificate of incorporation and by-laws provide that the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal certain of their provisions. This requirement of a super-majority vote to approve amendments to our restated certification of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

Certain Provisions of Delaware Law

     We are subject to the "Business Combination" provisions of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction which the person became an "interested stockholder," unless

   . the transaction is approved by the board of directors prior to the date the "interested stockholder" obtained such status;

   . upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder," owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

   . on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder."

A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Limitations on Liability and Indemnification of Officers and Directors

     Our restated certificate of incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, our restated certificate of incorporation provides that we shall indemnify our directors and officers to the fullest extent permitted by such law. We entered into indemnification agreements with our current directors and executive officers prior to the completion of our initial public offering and expect to enter into similar agreements with any new directors or executive officers.

Transfer Agent and Registrar

     The Transfer Agent and Registrar for our common stock is American Stock Transfer & Trust Company. Its address is 40 Wall Street, New York, New York 10015 and its telephone number is (718) 921-8200.

                              PLAN OF DISTRIBUTION

     The shares being registered hereunder will be sold by the selling stockholders to certain purchasers in privately negotiated transactions pursuant to a Securities Purchase Agreement to be entered into by 1-800 CONTACTS, the selling stockholders and the purchasers named therein. The selling stockholders have informed us that such shares are being sold at a price of $17.00 per share.

     Pursuant to the terms of the Securities Purchase Agreement, the purchasers of the shares offered hereby will agree that they will not, directly or indirectly, without the prior written consent of 1-800 CONTACTS, sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of the shares of our common stock purchased pursuant to the Securities Purchase Agreement during the 180-day period following the effective date of the closing of the sale of the shares offered hereby. 1-800 CONTACTS may, in its sole discretion and at any time without prior notice, release all or any portion of the common stock subject to the lockup agreement.

     Each of the purchasers will represent to us and the selling stockholders that it is acquiring the shares of common stock in the ordinary course of its business and that such purchaser has no arrangement with any person to participate in the distribution of such shares of common stock.

     This offering is not being underwritten. A portion of the expenses relating to this offering will be borne by the selling stockholders. 1-800 CONTACTS will pay the remainder of expenses relating to this offering. We estimate that the total expenses of the offering will be approximately $100,000.

                                    EXPERTS

     Our financial statements included in this prospectus and elsewhere in the registration statement to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon by Kirkland & Ellis, Chicago, Illinois (a partnership which includes professional corporations).

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement (of which this prospectus is a part and which term shall encompass any amendments thereto) on Form S-1 pursuant to the Securities Act with respect to the common stock being offered in the offering. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto, certain portions of which are omitted as permitted by the rules and regulations of the SEC. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, with respect to any such contract, agreement or other document filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in our entirety by such reference. For further information about us and our securities offered hereby, reference is made to the registration statement and to the financial statements, schedules and exhibits filed as a part thereof.

     We are subject to the informational requirements of the Securities Exchange Act, and, in accordance therewith, will file reports and other information with the SEC. The registration statement, the exhibits and schedules forming a part thereof and the reports and other information filed by us with the SEC in accordance with the Securities Exchange Act may be inspected and copied at the public reference facilities maintained by the SEC at room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the SEC: Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material or part thereof may also be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, Washington, D.C. 20549 at prescribed rates or accessed electronically by means of the SEC's home page on the Internet at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----
Report of Independent Public Accountants................................. F- 2
Balance Sheets as of January 2, 1999 and December 31, 1997............... F- 3
Statements of Operations for the years ended January 2, 1999, and
 December 31, 1997 and 1996.............................................. F- 5
Statements of Stockholders' Equity for the years ended January 2, 1999, and December 31, 1997 and 1996.......................................... F- 6
Statements of Cash Flows for the years ended January 2, 1999, and
 December 31, 1997 and 1996.............................................. F- 7
Notes to Financial Statements............................................ F- 9
Unaudited Condensed Balance Sheet as of July 3, 1999..................... F-22
Unaudited Condensed Statements of Operations for the Two Quarters Ended
 July 3, 1999 and
 July 4, 1998............................................................ F-23
Unaudited Condensed Statement of Stockholders' Equity for the Two
 Quarters Ended July 3, 1999............................................. F-24
Unaudited Condensed Statements of Cash Flows for the Two Quarters Ended
 July 3, 1999 and
 July 4, 1998............................................................ F-25
Notes to Unaudited Condensed Financial Statements........................ F-27

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To 1-800 CONTACTS, INC.:

     We have audited the accompanying balance sheets of 1-800 CONTACTS, INC. (a Delaware corporation) as of January 2, 1999 and December 31, 1997, and the related statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended January 2, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1-800 CONTACTS, INC. as of January 2, 1999, and December 31, 1997, and the results of its operations and its cash flows for each of the three fiscal years in the period ended January 2, 1999 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Salt Lake City, Utah
February 4, 1999 (except with respect to certain matters discussed in Notes 5 and 12, as to which the date is March 26, 1999)

                              1-800 CONTACTS, INC.

                                 BALANCE SHEETS

                                                       January 2,   December 31,
                                                          1999          1997
                                                       -----------  ------------
                        ASSETS

CURRENT ASSETS:
  Cash and cash equivalents........................... $ 3,762,220   $      --
  Inventories.........................................  10,752,324    4,811,855
  Prepaid advertising.................................     294,259      127,696
  Other current assets................................     188,880       54,968
                                                       -----------   ----------
    Total current assets..............................  14,997,683    4,994,519
                                                       -----------   ----------
DEFERRED ADVERTISING COSTS............................     175,631    1,705,695
                                                       -----------   ----------
PROPERTY AND EQUIPMENT, at cost:
  Office, computer and other equipment................   2,078,102      630,186
  Leasehold improvements..............................     458,341       75,270
                                                       -----------   ----------
                                                         2,536,443      705,456
  Less -- accumulated depreciation and amortization...    (487,593)    (142,953)
                                                       -----------   ----------
    Net property and equipment........................   2,048,850      562,503
                                                       -----------   ----------
DEFERRED INCOME TAXES.................................     642,679          --
                                                       -----------   ----------
OTHER ASSETS..........................................     151,293      518,347
                                                       -----------   ----------
    Total assets...................................... $18,016,136   $7,781,064
                                                       ===========   ==========




                            See accompanying notes.

                              1-800 CONTACTS, INC.

                                                      January 2,   December 31,
                                                         1999          1997
                                                      -----------  ------------
        LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Line of credit..................................... $       --    $1,055,640
  Notes payable to stockholders......................         --     1,370,000
  Current portion of capital lease obligation........      36,712       23,532
  Accounts payable...................................   2,056,451    3,762,158
  Accrued liabilities................................     890,443      300,439
  Unearned revenue...................................     169,540      104,272
                                                      -----------   ----------
    Total current liabilities........................   3,153,146    6,616,041
                                                      -----------   ----------
LONG-TERM LIABILITIES:
  Notes payable to stockholders......................         --       243,788
  Capital lease obligation, less current portion.....      30,165       66,877
                                                      -----------   ----------
    Total long-term liabilities......................      30,165      310,665
                                                      -----------   ----------

COMMITMENTS AND CONTINGENCIES (Notes 1 and 5)

STOCKHOLDERS' EQUITY:
  Common stock, $.01 par value, 20,000,000 shares
   authorized,
    6,430,568 and 4,659,469 shares issued,
     respectively....................................      64,306       46,595
  Additional paid-in capital.........................  23,017,266       93,688
  Retained earnings (deficit)........................  (8,189,072)   1,286,220
  Treasury stock at cost, 11,000 shares..............     (59,675)         --
  Notes receivable from stockholders.................         --      (572,145)
                                                      -----------   ----------
    Total stockholders' equity.......................  14,832,825      854,358
                                                      -----------   ----------
    Total liabilities and stockholders' equity....... $18,016,136   $7,781,064
                                                      ===========   ==========




                            See accompanying notes.

                              1-800 CONTACTS, INC.

                            STATEMENTS OF OPERATIONS

                                                      Year Ended
                                         ---------------------------------------
                                         January 2,   December 31,  December 31,
                                            1999          1997          1996
                                         -----------  ------------  ------------
NET SALES............................... $59,875,941  $21,115,314    $3,628,296
COST OF GOODS SOLD......................  37,315,413   14,024,523     2,215,306
                                         -----------  -----------    ----------
  Gross profit..........................  22,560,528    7,090,791     1,412,990
SELLING, GENERAL AND ADMINISTRATIVE
 EXPENSES...............................  31,541,525    5,945,221     1,041,312
                                         -----------  -----------    ----------
INCOME (LOSS) FROM OPERATIONS...........  (8,980,997)   1,145,570       371,678
                                         -----------  -----------    ----------
OTHER INCOME (EXPENSE):
  Interest expense......................    (104,370)    (161,520)      (26,175)
  Interest income.......................     553,843       34,963         7,261
  Other, net............................      (3,763)      13,395        (4,401)
                                         -----------  -----------    ----------
    Total other, net....................     445,710     (113,162)      (23,315)
                                         -----------  -----------    ----------
INCOME (LOSS) BEFORE BENEFIT FOR INCOME
 TAXES..................................  (8,535,287)   1,032,408       348,363
BENEFIT FOR INCOME TAXES................     642,679          --            --
                                         -----------  -----------    ----------
NET INCOME (LOSS)....................... $(7,892,608) $ 1,032,408    $  348,363
                                         ===========  ===========    ==========
PER SHARE INFORMATION:
  Basic and diluted net loss per common
   share................................ $     (1.27)
                                         ===========
PRO FORMA INFORMATION:
  Income (loss) before benefit
   (provision) for income taxes......... $(8,535,287) $ 1,032,408    $  348,363
  Benefit (provision) for income taxes..     642,679     (397,477)     (134,120)
                                         -----------  -----------    ----------
  Net income (loss)..................... $(7,892,608) $   634,931    $  214,243
                                         ===========  ===========    ==========
  Basic net income (loss) per common
   share................................ $     (1.27) $      0.14
                                         ===========  ===========
  Diluted net income (loss) per common
   share................................ $     (1.27) $      0.13
                                         ===========  ===========


                            See accompanying notes.

                              1-800 CONTACTS, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                             Notes
                           Common Stock      Additional    Retained     Treasury Stock     Receivable
                         ------------------    Paid-in     Earnings    -----------------      From
                          Shares    Amount     Capital     (Deficit)   Shares    Amount   Stockholders    Total
                         ---------  -------  -----------  -----------  -------  --------  ------------ -----------
BALANCE, December 31,
 1995................... 4,659,469  $46,595  $    33,688  $   (94,551)     --   $    --    $ (14,144)  $   (28,412)
 Repurchase of common
  stock.................  (931,894)  (9,319)    (230,681)         --       --        --          --       (240,000)
 Sale of common stock...   931,894    9,319      290,681          --       --        --          --        300,000
 Advances to
  stockholders..........       --       --           --           --       --        --     (233,592)     (233,592)
 Net income.............       --       --           --       348,363      --        --          --        348,363
                         ---------  -------  -----------  -----------  -------  --------   ---------   -----------
BALANCE, December 31,
 1996................... 4,659,469   46,595       93,688      253,812      --        --     (247,736)      146,359
 Advances to
  stockholders..........       --       --           --           --       --        --     (324,409)     (324,409)
 Net income.............       --       --           --     1,032,408      --        --          --      1,032,408
                         ---------  -------  -----------  -----------  -------  --------   ---------   -----------
BALANCE, December 31,
 1997................... 4,659,469   46,595       93,688    1,286,220      --        --     (572,145)      854,358
 Advances to
  stockholders..........       --       --           --           --       --        --      (27,544)      (27,544)
 Distributions to
  stockholders, net.....       --       --           --    (1,582,684)     --        --      599,689      (982,995)
 Sale of common stock,
  net of offering
  costs................. 2,213,750   22,138   24,827,971          --       --        --          --     24,850,109
 Repurchase and
  retirement of common
  stock.................  (442,651)  (4,427)  (1,895,573)         --       --        --          --     (1,900,000)
 Purchase of treasury
  shares................       --       --           --           --   (15,000)  (81,375)        --        (81,375)
 Exercise of common
  stock options.........       --       --        (8,820)         --     4,000    21,700         --         12,880
 Net loss...............       --       --           --    (7,892,608)     --        --          --     (7,892,608)
                         ---------  -------  -----------  -----------  -------  --------   ---------   -----------
BALANCE, January 2,
 1999................... 6,430,568  $64,306  $23,017,266  $(8,189,072) (11,000) $(59,675)  $     --    $14,832,825
                         =========  =======  ===========  ===========  =======  ========   =========   ===========


                            See accompanying notes.

                              1-800 CONTACTS, INC.

                            STATEMENTS OF CASH FLOWS

                Increase (Decrease) in Cash and Cash Equivalents

                                                      Year Ended
                                        ---------------------------------------
                                         January 2,   December 31, December 31,
                                            1999          1997         1996
                                        ------------  ------------ ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).................... $ (7,892,608)  $1,032,408   $ 348,363
  Adjustments to reconcile net income
   (loss) to net cash provided by (used
   in) operating activities:
  Depreciation and amortization........      446,389      150,933      46,044
  Other................................          --        20,000         --
  Loss on retirement of property and
   equipment...........................       13,762          --        1,834
  Deferred income taxes................     (642,679)         --          --
  Changes in operating assets and
   liabilities:
    Inventories........................   (5,940,469)  (4,336,445)   (385,892)
    Prepaid advertising................     (166,563)    (127,696)         --
    Other current assets...............     (133,912)     (45,945)     (8,423)
    Deferred advertising costs.........    1,530,064   (1,311,398)   (394,297)
    Accounts payable...................   (1,705,707)   3,290,864     421,228
    Accrued liabilities................      590,004      236,639      54,432
    Unearned revenue...................       65,268       68,327      30,986
                                        ------------   ----------   ---------
      Net cash (used in) provided by
       operating activities............  (13,836,451)  (1,022,313)    114,275
                                        ------------   ----------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Net increase in notes receivable from
   stockholders........................      (27,544)    (324,409)   (233,592)
  Purchase of property and equipment...   (2,013,361)    (488,244)   (174,992)
  Proceeds from sale of property and
   equipment...........................      101,768          --          --
  Purchase of intangible assets........       (5,000)     (50,000)        --
  Deposits.............................      (38,049)     (40,425)        --
                                        ------------   ----------   ---------
      Net cash used in investing
       activities...................... $ (1,982,186)  $ (903,078)  $(408,584)
                                        ============   ==========   =========


                            See accompanying notes.

                              1-800 CONTACTS, INC.

                Increase (Decrease) in Cash and Cash Equivalents

                                                       Year Ended
                                          --------------------------------------
                                          January 2,   December 31, December 31,
                                             1999          1997         1996
                                          -----------  ------------ ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Sale of common stock, net of
   underwriting discounts and
   commissions..........................  $25,734,844   $     --      $300,000
  Common stock offering costs...........     (509,537)   (375,198)         --
  Common stock repurchases..............   (1,981,375)        --      (240,000)
  Proceeds from exercise of common stock
   options..............................       12,880         --           --
  Net (repayments) borrowings on line of
   credit...............................   (1,055,640)  1,055,640          --
  Borrowings from stockholders..........          --    1,800,000      365,000
  Principal payments on notes payable to
   stockholders.........................   (1,613,788)   (411,212)    (180,000)
  Principal payments on notes payable
   for distributions to stockholders,
   net..................................     (982,995)        --           --
  Principal payments on long-term debt..          --      (55,871)     (21,717)
  Principal payments on capital lease
   obligation...........................      (23,532)    (19,425)        (442)
  Bank overdraft........................          --      (68,543)      68,543
                                          -----------   ---------     --------
    Net cash provided by financing
     activities.........................   19,580,857   1,925,391      291,384
                                          -----------   ---------     --------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS............................    3,762,220         --        (2,925)
CASH AND CASH EQUIVALENTS AT BEGINNING
 OF PERIOD..............................          --          --         2,925
                                          -----------   ---------     --------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD.................................  $ 3,762,220   $     --      $    --
                                          ===========   =========     ========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for interest................  $   228,907   $  42,699     $ 18,984

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:

     During the year ended January 2, 1999, the Company distributed $1,582,684 to its S Corporation stockholders. This distribution (net of notes receivable from stockholders of $599,689) was in the form of promissory notes, totaling $982,995, issued by the Company. The promissory notes were paid in full during fiscal year 1998.


                            See accompanying notes.

                              1-800 CONTACTS, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. Nature of Operations and Organization of Business

     1-800 CONTACTS, INC., (the "Company") was incorporated in the state of Utah in February 1995. The Company was reincorporated in Delaware in February 1998 in conjunction with its initial public offering of common stock. The Company is a direct marketer of replacement contact lenses. The Company sells contact lenses primarily through its toll-free telephone number and the Internet.

Regulatory Compliance

     The Company sells contact lenses to customers in all 50 states and each sale is likely to be subject to the laws of the state where the customer is located. The laws and regulations relating to the delivery and sale of contact lenses vary from state to state, but can generally be classified into five categories: (i) laws that require contact lenses only be dispensed pursuant to a valid prescription, (ii) laws that require the dispenser to be licensed by the state as an optometrist, ophthalmologist or other professional authorized to dispense lenses, (iii) laws that require lenses be dispensed only in a face-to-face transaction, (iv) laws with requirements that are unclear or do not specifically address the sale and delivery of contact lenses; and (v) laws that the Company believes place no restrictions on the dispensing of replacement contact lenses. The Company's operating practice is to attempt to obtain a prescription from its customers or his/her eye care practitioner. If the customer does not have a copy of his/her prescription, the Company attempts to contact the customer's doctor to obtain a copy of, or verify the customer's prescription. If the Company is unable to obtain a copy of, or verify the customer's prescription, it is the Company's practice to complete the sale and ship the lenses to the customer, based on the prescription information provided by the customer. As a result, certain sales made by the Company violate the applicable statute or regulation in the state in which the customer is located. Any action brought against the Company based on its violation of such state laws and regulations could result in fines to the Company and /or the required compliance with such laws. Such required compliance could result in
(i) increased costs to the Company, (ii) the loss of a substantial portion of the Company's customers for whom the Company is unable to obtain or verify their prescription and (iii) the inability to sell to customers at all in a particular state if the Company cannot comply with such state's laws. The occurrence of any of the above could have a material adverse effect on the Company's ability to sell contact lenses and continue to operate profitably. Furthermore, there can be no assurance that states will not enact or impose laws or regulations that prohibit mail order dispensing of contact lenses or otherwise impair the Company's ability to sell contact lenses and continue to operate profitably.

     From time to time the Company receives notices, inquiries or other correspondence from states or their regulatory bodies charged with overseeing the sale of contact lenses. The Company's practice is to review such notices with legal counsel to determine the appropriate response on a case-by-case basis. It is the opinion of management, after discussion with legal counsel, that the Company is taking the appropriate steps to address the various notices received. To date, no formal complaints have been filed against the Company concerning its business practices, other than the Steinberg Complaint (see Note
5).

     The FDA regulates the labeling of medical devices. The contact lenses that the Company sells are prescription devices, and therefore contain the statement required by FDA regulations: "Caution: Federal law restricts this device to
sale by or on the order of a           (physician or other licensed
practitioner)." However, because of the difficulty the Company has encountered in obtaining the cooperation of eye care practitioners, the Company sometimes sells lenses based solely on the prescription information provided by the customer without a written prescription or other order by the customer's eye care practitioner. Although the FDA has not objected to the sale of contact lenses without a written prescription or other order directly from the customer's eye care practitioner, it is possible that the FDA will consider contact lenses that are sold in such a fashion to be misbranded. The sale of misbranded devices is unlawful under the Federal Food, Drug, and Cosmetic Act, and can result in a warning letter, seizure, injunction, civil penalties, or prosecution. To date, the Company has not received any notices from the FDA.

                              1-800 CONTACTS, INC.

1. Nature of Operations and Organization of Business (continued)


Sources of Supply

     Historically, substantially all of the major manufacturers of contact lenses have refused to sell lenses directly to direct marketers, including the Company, and have sought to prohibit their distributors from doing so. As a result, the Company currently purchases a substantial portion of its products from unauthorized distributors. The Company is aware that at least one large manufacturer of contact lenses puts tracking codes on its products in an effort to identify distributors who are selling to direct marketers. The Company is not an authorized dealer for the majority of the products which it sells. In addition, the price the Company pays for certain of its products is sometimes higher than that paid by eye care practitioners, retail chains and mass merchandisers, who are able to buy directly from the manufacturers. There can be no assurance that the Company will be able to obtain sufficient quantities of contact lenses at competitive prices in the future to meet the existing or anticipated demand for its products. Any such inability would have a material adverse effect on the Company's business, financial position and results of operations.

     Although the Company seeks to reduce its reliance on any one supplier by establishing relationships with a number of distributors and other sources, the Company purchased from a single distributor approximately 47 percent and 40 percent of its contact lens inventory in 1998 and 1997, respectively. The Company also purchased from another distributor 21 percent and 40 percent of its contact lens inventory in 1997 and 1996, respectively. The Company continually seeks to establish new relationships with potential suppliers in order to be able to obtain adequate inventory at competitive prices. In the event that these suppliers could no longer supply the Company with contact lenses, there can be no assurance that the Company could secure other adequate sources of supply, or that such supply could be obtained on terms no less favorable to the Company than its current supply, which could adversely affect the Company by increasing its costs or, in the event adequate replacement supply cannot be secured, reducing its net sales.

2. Summary of Significant Accounting Policies

Change in Accounting Period

     Effective January 1, 1998, the Company changed from a calendar year end to a 52/53 week year, ending on the Saturday nearest to December 31. Due to this change, fiscal year 1998 represents 52 weeks and 3 days, covering the period January 1, 1998 to January 2, 1999.

Revenue Recognition

     Sales are recognized at the time of shipment to the customer. Payment for the product is generally received prior to shipment. As a result, unearned revenue represents amounts received from customers for which shipment has not occurred. Shipping and handling fees are included as part of net sales. The related freight costs associated with shipping products to customers are included as a component of cost of goods sold.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                              1-800 CONTACTS, INC.

2. Summary of Significant Accounting Policies (continued)


Cash Equivalents

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories

     Inventories consist of contact lenses and are recorded at the lower of cost (using the first-in, first-out method) or market.

Property and Equipment

     Property and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives ranging from three to seven years. Leasehold improvements are amortized over the term of the lease. Major additions and improvements are capitalized, while costs for minor replacements, maintenance and repairs that do not increase the useful life of an asset are expensed as incurred. Upon retirement or other disposition of property and equipment, the cost and related accumulated depreciation or amortization are removed from the accounts. The resulting gain or loss is reflected in income.

Advertising Costs

     Prior to the fourth quarter of fiscal 1998, the Company capitalized certain direct-mail advertising costs and amortized those costs over the period for which the revenues were generated in accordance with Statement of Position ("SOP") 93-7. Based upon the Company's past direct-response information, the Company capitalized direct-mail advertising costs on a cost-pool-by-cost-pool approach and amortized those costs over a 12 month period, which was the period during which the future benefits were expected to be received. Approximately
73 percent of capitalized costs were amortized over the first six months after the advertisement. Accordingly, deferred advertising costs were amortized in proportion to the expected future benefits to be received. The Company expensed all other advertising costs when the advertising first occurred.

     At each balance sheet date, the Company evaluates the realizability of amounts reported as assets by comparing the carrying amounts of such assets to the estimated remaining future net revenues (revenues less direct costs) expected to result from the advertisement. To the extent the carrying amounts exceeded the remaining future net revenues, the excess was recorded as advertising expense in the current period.

     During 1998, the Company began utilizing a variety of new advertising vehicles, including new print vehicles, Internet and radio spots, and an extensive television marketing campaign. As direct-response information became available during the fourth quarter of 1998, the Company determined that its ability to track individual sales to specific advertising campaigns was restricted as a result of the variety of new advertising vehicles utilized. Therefore, beginning in the fourth quarter of 1998, the Company began expensing all advertising costs, including all direct-mail advertising costs, when the advertising first takes place. The Company also determined that for previously deferred advertising costs the period during which the future benefits were expected to be received was shortened and accordingly, is amortizing the balance at the beginning of the fourth quarter of 1998 over 5 months.

     The Company recorded total advertising expense of approximately $24,207,000, $3,486,000 and $468,000 for the years ended January 2, 1999 and
December 31, 1997 and 1996, respectively.

                              1-800 CONTACTS, INC.

2. Summary of Significant Accounting Policies (continued)


Other Assets

     Other assets consist of the following:

                                                          January   December 31,
                                                          2, 1999       1997
                                                         ---------  ------------
      Intangible assets................................. $ 175,447    $170,447
      Deferred offering costs...........................       --      375,198
      Deposits..........................................    78,474      40,425
                                                         ---------    --------
                                                           253,921     586,070
      Accumulated amortization..........................  (102,628)    (67,723)
                                                         ---------    --------
                                                         $ 151,293    $518,347
                                                         =========    ========

     Intangible assets consist of amounts paid to secure the rights to the Company's telephone numbers and Internet domain names. These costs are amortized over an estimated life of 5 years. The Company has contractual rights customary to the industry to use its telephone numbers and Internet domain names. However, under applicable rules and regulations of the Federal Communications Commission, the Company does not have and cannot acquire any property rights to the telephone numbers. In addition, the Company does not have and cannot acquire any property rights to the Internet domain names. The Company does not expect to lose the right to use the numbers or domain names, however, there can be no assurance in this regard and such loss would have a material adverse effect on the Company's financial position and results of operations.

Fair Value of Financial Instruments

     The Company's financial instruments consist mainly of cash and cash equivalents, short-term payables and notes payable. The Company believes that the carrying amounts approximate fair value.

Long-lived Assets

     The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Income Taxes

     The Company recognizes deferred tax assets or liabilities for expected future tax consequences of events that have been recognized in the financial statements or tax returns. Under this method, deferred tax assets or liabilities are determined based upon the difference between the financial statement and income tax bases of assets and liabilities using enacted tax rates expected to apply when differences are expected to be settled or realized.

     Prior to February 9, 1998, the Company had elected for federal and state income tax purposes to include its taxable income with that of its shareholders (an S Corporation election). For the years ended December 31, 1997 and 1996, the unaudited pro forma net income presents the pro forma effects on historical net income adjusted for a pro forma provision for income taxes. The pro forma provision for income taxes has been determined assuming the Company had been taxed as a C corporation for federal and state income tax purposes using an effective income tax rate of 38.5 percent.

                              1-800 CONTACTS, INC.

2. Summary of Significant Accounting Policies (continued)


Net Income (Loss) Per Common Share

     Basic net income (loss) per common share ("Basic EPS") excludes dilution and is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per common share ("Diluted EPS") reflects the potential dilution that could occur if stock options or other common stock equivalents were exercised or converted into common stock.

     The pro forma Basic and Diluted EPS for the year ended December 31, 1997 gives effect to the pro forma effects on historical net income adjusted for a pro forma provision for income taxes assuming the Company had been taxed as a C Corporation for federal and state income tax purposes. In addition, it takes into consideration the shares deemed to be outstanding at the initial public offering price of $12.50 per share, sufficient to fund the S Corporation distribution of approximately $983,000 (see Note 9).

     The following is a reconciliation of the numerator and denominator used to calculate Basic and Diluted EPS:

                           Year Ended January 2, 1999     Year Ended December 31, 1997
                         -------------------------------- ----------------------------
                           Income               Per-Share  Income            Per-Share
                           (Loss)      Shares    Amount    (Loss)   Shares    Amount
                         -----------  --------- --------- -------- --------- ---------
Historical:
 Basic EPS.............. $(7,892,608) 6,227,640  $(1.27)
 Effect of stock
  options...............
                         -----------  ---------  ------
 Diluted EPS............ $(7,892,608) 6,227,640  $(1.27)
                         ===========  =========  ======
Pro Forma:
 Basic EPS.............. $(7,892,608) 6,227,640  $(1.27)  $634,931 4,659,469   $0.14
 Effect of stock
  options...............                                              20,782
 Assumed distribution...                                              78,640
                         -----------  ---------  ------   -------- ---------   -----
 Diluted EPS............ $(7,892,608) 6,227,640  $(1.27)  $634,931 4,758,891   $0.13
                         ===========  =========  ======   ======== =========   =====

     At January 2, 1999, there were outstanding options to purchase 223,010 shares of common stock that were not included in the computation of Diluted EPS because they would be antidilutive.

Reclassifications

     Certain amounts in prior years' financial statements have been reclassified to conform to the fiscal 1998 presentation.

3. Line of Credit

Line of Credit

     The Company has a revolving credit facility that provides for borrowings equal to the lesser of $5.0 million or 50 percent of eligible inventory. The credit facility bears interest at a floating rate equal to the lender's prime interest rate plus 1.5 percent (9.25 percent at January 2, 1999). As of January 2, 1999, the Company had no outstanding borrowings. The credit facility is secured by substantially all of the Company's assets and expires on July 31, 1999.

                              1-800 CONTACTS, INC.

3. Line of Credit (continued)


     The credit facility contains various affirmative and negative covenants which require, among other things, restrictions on additional debt, quarterly pre-tax income, maintenance of working capital and restrictions on distributions and changes in ownership. As of January 2, 1999, the Company was not in compliance with the covenants regarding quarterly pre-tax income. The bank waived these covenants for the year ended January 2, 1999.

4. Notes Payable to Stockholders

Long Term

     In February 1996, the Company entered into a credit agreement with a stockholder that provides for maximum borrowings of $250,000. The borrowings accrued interest at the prime rate plus 2 percent (9.75 percent at January 2, 1999). As of December 31, 1997, outstanding borrowings totaled $243,788. During 1998, this amount was paid in full with proceeds from the Company's initial public offering of common stock.

Short Term

     In May 1997, the Company borrowed $250,000 from a stockholder that was repaid prior to December 31, 1997.

     In May 1997, the Company borrowed $600,000 from a stockholder under a short-term promissory note. The note accrued interest at the prime rate plus 2 percent and was due in November 1997. In July 1997, the Company repaid $100,000 on the note and refinanced the remaining $500,000 plus borrowed an additional $600,000 from the stockholder under a new short-term promissory note. The total $1,100,000 unsecured note payable accrued interest at prime plus 2 percent and was due July 30, 1998. As consideration for entering into this note, the Company agreed to modify the option it held to repurchase the stockholder's common stock. Under the revised terms of the option, the Company had the right to repurchase 442,651 shares of the stockholder's common stock for $1,900,000 (see Note 6).

     In September 1997, the Company borrowed $250,000 from a stockholder under a short-term, unsecured promissory note. The note accrued interest at prime plus 2 percent and was due in September 1998. In addition, for every month the note was outstanding, a fee of $5,000 was added to the outstanding balance and expensed as additional interest. As of December 31, 1997, $20,000 had been added to the balance of the note.

     As of December 31, 1997, accrued interest on stockholder notes payable totaled $98,315 and is included in the caption "accrued liabilities" in the accompanying December 31, 1997 balance sheet.

     During 1998, all amounts owed to stockholders were paid in full with proceeds from the Company's initial public offering of common stock.

5. Commitments and Contingencies

Legal and Regulatory Matters

     On July 14, 1998, Craig S. Steinberg, O.D., a professional corporation d.b.a. City Eyes Optometry Center, filed a purported class action on behalf of all optometrists licensed to practice in California against the Company and its directors in Los Angeles County Superior Court (the "Steinberg Complaint"). The

                             1-800 CONTACTS, INC.

5. Commitments and Contingencies (continued)

complain alleges three separate causes of action for unfair competition: (i) selling contact lenses to California residents without being registered, (ii) selling contact lenses to California residents without verifying the prescription, and (iii) failing to disclose in its advertising that it sells "sample" lenses not intended for sale to the public. The complaint requests various forms of relief, including damages of an unspecified amount, attorney's fees and a permanent injunction to prevent the Company from selling contact lenses to California residents without being registered and without verifying the prescription as well as from selling sample contact lenses to California residents. In addition, the plaintiff has filed a motion for preliminary injunction seeking the injunctive relief requested in the complaint. On August 11, 1998, the Company removed the action to the United States District Court for the Central District of California based on diversity jurisdiction.

    In response to motions by the Company, plaintiff and another California optometrist, Ellis Miles (collectively "plaintiffs") filed a First Amended Complaint ("FAC") against the Company and its directors on or about September 3, 1998 purporting to sue on behalf of the public under California's unfair competition statute rather than as a class action on behalf of optometrists. Although the substantive claims for unfair competition remain the same, the FAC seeks restitutionary relief rather than damages. Plaintiffs also stipulated to dismiss the Company's directors as defendants rather than oppose the Company's motion to dismiss them, leaving the Company as the only remaining defendant.

    On October 2, 1998, plaintiffs re-filed their motion for preliminary injunction in federal court. The Company likewise filed a motion to strike plaintiff's claims for monetary relief. Plaintiffs withdrew their motion for preliminary injunction on October 19, 1998, after the Company filed its opposition to the motion indicating, inter alia, that the Company had been registered as a Nonresident Contact Lens Seller in California. The Court denied the Company's motion to strike plaintiffs' claims for monetary relief on February 26, 1999. The Company filed its Answer to the First Amended Complaint on March 11, 1999.

    From time to time the Company is involved in other legal matters generally incidental to its business.

    It is the opinion of management, after discussion with legal counsel, that the ultimate dispositions of these matters will not have a material impact on the financial condition, liquidity or results of operations of the Company.

    See Note 1 for a discussion of regulatory matters.

Capital Lease Obligation

    The Company leases the rights to use its telephone number from an individual under a capital lease arrangement. At the end of the lease, the Company has the option to purchase the interest in the telephone number for $17,500. The minimum future lease payments under the capital lease as of January 2, 1999 are as follows:

      Fiscal Year                                                       Amount
      -----------                                                      --------
      1999...........................................................  $ 42,000
      2000...........................................................    31,500
                                                                       --------
      Total minimum lease payments...................................    73,500
      Less amount representing interest..............................    (6,623)
                                                                       --------
      Present value of minimum lease payments........................    66,877
      Less current portion...........................................   (36,712)
                                                                       --------
      Capital lease obligations, excluding current portion...........  $ 30,165
                                                                       ========

                              1-800 CONTACTS, INC.

5. Commitments and Contingencies (continued)


Operating Leases

     The Company leases office and warehouse facilities and certain equipment under noncancelable operating leases. Lease expense for the years ended January 2, 1999 and December 31, 1997 and 1996 totaled approximately $376,700, $88,000 and $30,900, respectively. In October 1998, the Company agreed to occupy warehouse space in a facility then under construction. The new lease commitment commenced in January, 1999.

     Future minimum lease payments under noncancelable operating leases are as follows (including expense under the new lease):

      Fiscal Year                                                       Amount
      -----------                                                     ----------
      1999........................................................... $  759,246
      2000...........................................................    746,298
      2001...........................................................    760,503
      2002...........................................................    598,293
      2003...........................................................    602,389
      Thereafter.....................................................    658,703
                                                                      ----------
                                                                      $4,125,432
                                                                      ==========

Sales Tax

     The Company's direct mail business is located, and all of its operations are conducted, in the state of Utah. At January 2, 1999, the Company did not collect sales or other similar taxes. However, various states have sought to impose state sales tax collection obligations on out-of-state mail-order companies, such as the Company. The U.S. Supreme Court has held that the various states, absent Congressional legislation, may not impose tax collection obligations on an out-of-state mail order company whose only contacts with the taxing state are the distribution of advertising materials through the mail, and whose subsequent delivery of purchased goods is by mail or interstate common carriers. The Company has not received an assessment from any state. The Company anticipates that any legislative changes, if adopted, would be applied on a prospective basis.

Advertising Commitments

     The Company has entered into certain noncancelable commitments with cooperative mail companies that will require the Company to pay approximately $3.5 million for direct mail services through December 31, 1999.

6. Common Stock Transactions

     In February 1996, the Company repurchased 931,894 shares of its outstanding common stock for $240,000 in cash. Concurrently with the purchase, the Company sold these shares to new stockholders for $300,000 in cash. The Company received the right to repurchase 442,651 of these shares for $1,900,000 prior to February 1, 2001 (see Note 4). In connection with its initial public offering, the Company exercised its rights to repurchase these shares.

     In connection with the filing of an effective Form S-1 Registration Statement and a reincorporation in the state of Delaware, the Board of Directors and stockholders approved a 414.175 for 1 stock split and a

                              1-800 CONTACTS, INC.

6. Common Stock Transactions (continued)

change in the authorized common stock to 20,000,000 shares at $0.01 par value per share. This stock split and change in authorized common stock have been retroactively reflected in the accompanying financial statements.

     During February 1998, the Company completed its initial public offering of common stock. In connection therewith, the Company issued 2,213,750 shares of common stock, which included 288,750 shares issued pursuant to the underwriters' over-allotment option. The proceeds received from the offering, net of underwriting commissions and offering costs, totaled approximately $24,850,000.

     On October 13, 1998, the Company's Board of Directors authorized a repurchase of up to 500,000 shares of its common stock. A purchase of the full amount would equal approximately 7.8 percent of the total shares issued. The repurchase of common stock is subject to market conditions and is accomplished through periodic purchases at prevailing prices on the open market, by block purchases or in privately negotiated transactions. The repurchased shares will be retained as treasury stock to be used for corporate purposes. The repurchase program will be effected in accordance with the safe harbor provisions of Rule 10b-18. During 1998, the Company repurchased 15,000 shares for a total cost, including commissions, of $81,375. See Note 12 for repurchases subsequent to year end.

     During December 1998, an employee exercised stock options to purchase 4,000 shares of common stock at $3.22 per share for a total of $12,880.

7. Stock Options and Stock Option Plan

     During fiscal 1998, the Company established a nonqualified and incentive stock option plan. The plan provides for the issuance of a maximum of 310,000 shares of common stock to officers, directors and consultants and other key employees. Incentive stock options and nonqualified options are granted at not less than 100 percent of the fair market value of the underlying common stock on the date of grant. As of January 2, 1999, 292,610 shares are available for future granting.

     Prior to the establishment of the stock option plan, the Company issued nonqualified stock options to an employee in November 1996 to purchase 47,986 shares of common stock at an exercise price of $3.22. In addition, during the year ended December 31, 1997, the Company issued nonqualified stock options to an employee to purchase 4,799 shares of common stock at an exercise price of $8.16 and nonqualified options to two employees to purchase an aggregate of 67,181 shares at $11 per share. The Company also issued stock options to a consultant in February 1997 to purchase 19,195 shares of common stock at an exercise price of $4.70. In January 1998, the Company granted nonqualified stock options to purchase 71,979 shares of common stock at $11 per share to a director of the Company. All options granted through January 2, 1999 vest equally over a three year period and expire in ten years.

                              1-800 CONTACTS, INC.

7. Stock Options and Stock Option Plan (continued)


     A summary of stock option activity is as follows:

                                                                Weighted-Average
                                                                 Exercise Price
                                                       Shares      Per Share
                                                       -------  ----------------
      Outstanding at January 1, 1996..................     --           --
        Granted.......................................  47,986       $ 3.22
                                                       -------       ------
      Outstanding at December 31, 1996................  47,986         3.22
        Granted.......................................  91,175         9.52
                                                       -------       ------
      Outstanding at December 31, 1997................ 139,161         7.35
        Granted.......................................  89,369        11.22
        Exercised.....................................  (4,000)        3.22
        Forfeited.....................................  (1,520)       12.50
                                                       -------       ------
      Outstanding at January 2, 1999.................. 223,010       $ 8.94
                                                       =======       ======
      Exercisable at January 2, 1999..................  82,378       $ 7.81
                                                       =======       ======

     The following is additional information with respect to stock options:

                    Outstanding as Weighted-Average                  Exercisable as
     Range of       of January 2,     Remaining     Weighted-Average of January 2,  Weighted-Average
  Exercise Prices        1999      Contractual Life  Exercise Price       1999       Exercise Price
  ---------------   -------------- ---------------- ---------------- -------------- ----------------
 $ 3.18 -- $ 4.76       63,181           7.9             $ 3.67          34,390          $ 3.50
   4.77 --    6.35       3,000           9.7               5.63               0            0.00
   7.94 --    9.52       4,799           8.4               8.16           1,600            8.16
   9.53 --  11.11      139,160           8.9              11.00          46,388           11.00
  11.12 --  12.70        7,870           9.2              12.18               0            0.00
  14.29 --  15.88        5,000           9.5              15.88               0            0.00
                       -------           ---             ------          ------          ------      ---
                       223,010           8.7             $ 8.94          82,378          $ 7.81
                       =======                                           ======

     The Company applies APB No. 25 and related interpretations in accounting for its stock option grants to employees. Accordingly, no compensation expense has been recognized for these stock option grants. Had compensation expense for the Company's employee stock option grants been determined in accordance with SFAS No. 123, the Company's net income (loss) for the years ended January 2, 1999 and December 31, 1997 and 1996, and diluted net income (loss) per common share for the years ended January 2, 1999 and December 31, 1997 would have been reduced to the pro forma amounts indicated below:

                                                   1998        1997     1996
                                                -----------  -------- --------
      Net income (loss):
        As reported (1)........................ $(7,892,608) $634,931 $214,243
        Pro forma.............................. $(8,070,562) $617,785 $211,860
      Diluted net income (loss) per common
       share:
        As reported (1)........................ $     (1.27) $   0.13
        Pro forma.............................. $     (1.30) $   0.13

------------------
(1) Includes the effect of the pro forma adjustments as described in Note 2.

                              1-800 CONTACTS, INC.

7. Stock Options and Stock Option Plan (continued)


     Due to the nature and timing of options grants, the resulting pro forma compensation cost may not be indicative of future years.

     The fair value of each option grant has been estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions: weighted average risk-free interest rate of 5.6 percent for 1998 grants and 6.5 percent for 1997 and 1996 grants, expected stock price volatility of approximately 78 percent for 1998 grants and 0 percent for 1997 and 1996 grants, an expected dividend yield of 0 for all grants and an expected life of five years for all grants. The weighted average fair value of options granted during fiscal years 1998, 1997 and 1996 was $7.53, $2.64 and $0.89 per share, respectively.

8. Related Party Transactions

     During fiscal 1998, 1997 and 1996, the Company made aggregate loans to two stockholders totaling $22,300, $289,473 and $226,331, respectively. The loans were unsecured, accrued interest at the prime rate and were due on demand. Interest income on the loans totaled $5,244, $34,936 and $7,261 for the years ended January 2, 1999, and December 31, 1997 and 1996, respectively, and is included in the outstanding balance of the notes receivable. As of December 31, 1997 and 1996, notes receivable from stockholders totaled $572,145 and $247,736, respectively. During 1998, the Company made equity distributions to the stockholders sufficient to allow for their repayment on these notes. As a result, these notes were classified as a reduction in stockholders' equity in the accompanying 1997 financial statements. See Note 4 for a discussion of other related party transactions.

9. Distributions to Stockholders

     Prior to the consummation of its initial public offering, the Company entered into an agreement for the distribution of retained earnings and tax indemnification with the existing stockholders. Pursuant to the agreement, an S Corporation distribution of $982,995 (net of notes receivable due from stockholders of $599,689) was distributed in the form of promissory notes issued by the Company. The notes were paid in full after the closing of the offering. The agreement provided for, among other things, the indemnification of the existing stockholders for any losses or liabilities with respect to any additional taxes (including interest, penalties and legal fees) and the repayment to the Company of amounts received as refunds, resulting from the Company's operations during the period in which it was an S Corporation. No amounts are currently payable, or anticipated to be payable, or receivable, or anticipated to be receivable under the agreement. The existing stockholders will be indemnified by the Company with respect to federal and state income tax liabilities as a result of an adjustment to the Company's taxable income which increases the tax liability to the existing stockholders for taxable periods ending prior to the termination of the S corporation status. In addition, the existing stockholders will indemnify the Company with respect to any federal and state tax liabilities as a result of an adjustment which decreases the existing stockholders' tax liability for taxable periods ending prior to the termination of the Company's S corporation status and correspondingly increases the tax liability of the Company for a taxable period commencing on or after the termination of the Company's S corporation status.

10. Income Taxes

     Effective February 9, 1998 the Company's S corporation election was terminated. As a result, the Company recorded a net deferred tax liability and the related deferred tax provision of approximately $791,000 for the tax effect of the differences between financial statement and income tax basis of assets and liabilities that existed at the termination date of the S corporation election.

                              1-800 CONTACTS, INC.

10. Income Taxes (continued)


     The components of the provision for income taxes for the period in fiscal 1998 since the termination of the S corporation status are as follows:

      Current provision............................................ $       --
      Deferred benefit (provision):
        Federal....................................................   2,864,270
        State......................................................     443,386
        Change in valuation allowance..............................  (1,874,211)
        Change from S corporation status...........................    (790,766)
                                                                    -----------
          Total benefit for income taxes........................... $   642,679
                                                                    ===========

     The following is a reconciliation between the statutory federal income tax rate and the Company's effective income tax rate which is derived by dividing the benefit for income taxes by loss before benefit for income taxes for the fiscal year ended January 2, 1999.

      Statutory federal income tax rate..................................  34.0%
      State income taxes, net of federal benefit.........................   3.3
      Change from S corporation status...................................  (8.0)
      Valuation allowance................................................ (22.0)
      Other..............................................................    .2
                                                                          -----
                                                                            7.5%
                                                                          =====

     The components of the deferred tax assets and liabilities at January 2, 1999 are as follows:

      Deferred income tax assets:
        Operating loss carryforward...............................  $ 2,357,190
        Accrued reserves..........................................      176,429
        Intangibles amortization..................................       23,741
        Other.....................................................       33,645
                                                                    -----------
                                                                      2,591,005
        Valuation allowance.......................................   (1,874,211)
                                                                    -----------
                                                                        716,794
                                                                    -----------
      Deferred income tax liabilities:
        Deferred advertising costs................................      (65,510)
        Depreciation..............................................       (8,605)
                                                                    -----------
                                                                        (74,115)
                                                                    -----------
      Net deferred income tax asset...............................  $   642,679
                                                                    ===========

     A valuation allowance is provided when it is more likely than not that all or some portion of the deferred tax assets will not be realized. Due to the uncertainty with respect to the ultimate realization, the Company has established a valuation allowance for a portion of the deferred tax assets. The amount of the net deferred tax assets considered realizable, however, could change in the near term based on changing conditions.

     As of January 2, 1999, the Company has net operating loss carryforwards for income tax purposes of approximately $6,320,000 which expire in fiscal year 2018 for federal income tax purposes and 2013 for state income tax purposes.

                              1-800 CONTACTS, INC.

11. Preferred Stock

     The Company has 1,000,000 shares authorized of $.01 par value preferred stock. For the years ended January 2, 1999, and December 31, 1997 and 1996 no shares were issued or outstanding.

12. Subsequent Events

Stock Options

     In February 1999, the Company granted nonqualified stock options to purchase 54,700 shares of common stock at $12.5625 per share to employees and Directors of the Company. The options vest over a three year period and expire in ten years.

Stock Repurchases

     In March 1999, the Company repurchased a total of 155,000 shares of its common stock for a total cost, including commissions, of $1,860,005.

                              1-800 CONTACTS, INC.

                       UNAUDITED CONDENSED BALANCE SHEET

                                                                      July 3,
                                                                       1999
                                                                    -----------
                               ASSETS
CURRENT ASSETS:
  Cash and cash equivalents........................................ $ 6,324,180
  Inventories......................................................  14,759,008
  Other current assets.............................................     516,894
                                                                    -----------
    Total current assets...........................................  21,600,082
PROPERTY AND EQUIPMENT, net........................................   2,330,792
INTANGIBLE ASSETS, net.............................................   1,250,117
OTHER ASSETS.......................................................     118,759
                                                                    -----------
    Total assets................................................... $25,299,750
                                                                    ===========
                LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of capital lease obligation...................... $    38,682
  Acquisition payable..............................................     600,000
  Accounts payable.................................................   7,007,627
  Accrued liabilities..............................................   2,364,026
  Unearned revenue.................................................     465,710
                                                                    -----------
    Total current liabilities......................................  10,476,045
                                                                    -----------
CAPITAL LEASE OBLIGATION, less current portion.....................      10,319
                                                                    -----------
STOCKHOLDERS' EQUITY:
  Common stock.....................................................      64,306
  Additional paid-in capital.......................................  23,017,266
  Accumulated deficit..............................................  (6,491,087)
  Treasury stock...................................................  (1,777,099)
                                                                    -----------
    Total stockholders' equity.....................................  14,813,386
                                                                    -----------
    Total liabilities and stockholders' equity..................... $25,299,750
                                                                    ===========


                            See accompanying notes.

                              1-800 CONTACTS, INC.

                  UNAUDITED CONDENSED STATEMENTS OF OPERATIONS


                                                        Two Quarters Ended
                                                      ------------------------
                                                        July 3,      July 4,
                                                         1999         1998
                                                      -----------  -----------
NET SALES............................................ $46,264,313  $23,229,742
COST OF GOODS SOLD...................................  28,563,830   14,588,098
                                                      -----------  -----------
  Gross profit.......................................  17,700,483    8,641,644
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.........  15,415,321    8,526,658
                                                      -----------  -----------
INCOME FROM OPERATIONS...............................   2,285,162      114,986
                                                      -----------  -----------
OTHER INCOME (EXPENSE):
  Interest expense...................................      (3,244)     (75,840)
  Interest income....................................     174,123      348,124
  Other, net.........................................         --         8,202
                                                      -----------  -----------
    Total other, net.................................     170,879      280,486
                                                      -----------  -----------
INCOME BEFORE PROVISION FOR INCOME TAXES.............   2,456,041      395,472
PROVISION FOR INCOME TAXES...........................    (692,679)    (825,444)
                                                      -----------  -----------
NET INCOME (LOSS).................................... $ 1,763,362  $  (429,972)
                                                      ===========  ===========
PER SHARE INFORMATION:
  Basic and diluted net income (loss) per common
   share............................................. $      0.28  $     (0.07)
                                                      ===========  ===========
PRO FORMA INFORMATION:
  Income before provision for income taxes...........   2,456,041      395,472
  Provision for income taxes.........................    (692,679)    (149,873)
                                                      -----------  -----------
  Net income......................................... $ 1,763,362  $   245,599
                                                      ===========  ===========
  Basic and diluted net income per common share...... $      0.28  $      0.04
                                                      ===========  ===========



                            See accompanying notes.

                              1-800 CONTACTS, INC.

             UNAUDITED CONDENSED STATEMENT OF STOCKHOLDERS' EQUITY

                    For the Two Quarters Ended July 3, 1999


                            Common Stock    Additional                  Treasury Stock
                          -----------------   Paid-in   Accumulated  ---------------------
                           Shares   Amount    Capital     Deficit     Shares     Amount        Total
                          --------- ------- ----------- -----------  --------  -----------  -----------
BALANCE, January 2,
 1999...................  6,430,568 $64,306 $23,017,266 $(8,189,072)  (11,000) $   (59,675) $14,832,825
 Purchase of treasury
  shares................        --      --          --          --   (155,000)  (1,860,005)  (1,860,005)
 Exercise of common
  stock options.........        --      --          --      (65,377)   17,873      142,581       77,204
 Net income.............        --      --          --    1,763,362       --           --     1,763,362
                          --------- ------- ----------- -----------  --------  -----------  -----------
BALANCE, July 3, 1999...  6,430,568 $64,306 $23,017,266 $(6,491,087) (148,127) $(1,777,099) $14,813,386
                          ========= ======= =========== ===========  ========  ===========  ===========





                            See accompanying notes.

                              1-800 CONTACTS, INC.

                  UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

                Increase (Decrease) In Cash and Cash Equivalents


                                                        Two Quarters Ended
                                                      ------------------------
                                                        July 3,      July 4,
                                                         1999         1998
                                                      -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)................................... $ 1,763,362  $  (429,972)
 Adjustments to reconcile net income (loss) to net
  cash provided by (used in) operating activities:
  Depreciation and amortization......................     434,546      198,821
  Loss on retirement of property and equipment.......         --         1,798
  Deferred income taxes..............................     642,679      825,444
  Changes in operating assets and liabilities:
   Inventories.......................................  (4,006,684)  (5,009,791)
   Other current assets..............................     (33,755)    (714,790)
   Deferred advertising costs........................     175,631   (4,217,349)
   Accounts payable..................................   4,951,176    2,112,938
   Accrued liabilities...............................   1,473,583      635,581
   Unearned revenue..................................     296,170      164,600
                                                      -----------  -----------
     Net cash provided by (used in) operating
      activities.....................................   5,696,708   (6,432,720)
                                                      -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Net increase in notes receivable from
   stockholders......................................         --       (27,544)
  Purchase of property and equipment.................    (655,398)  (1,150,327)
  Purchase of intangible assets......................    (638,388)      (5,000)
  Deposits...........................................       5,236      (21,802)
                                                      -----------  -----------
     Net cash used in investing activities........... $(1,288,550) $(1,204,673)
                                                      -----------  -----------



                            See accompanying notes.

                              1-800 CONTACTS, INC.

                Increase (Decrease) In Cash and Cash Equivalents

                                                         Two Quarters Ended
                                                       ------------------------
                                                         July 3,      July 4,
                                                          1999         1998
                                                       -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Sale of common stock, net of underwriting discounts
   and commissions.................................... $       --   $25,734,844
  Common stock offering costs.........................     (45,521)    (563,733)
  Common stock repurchases............................  (1,860,005)  (1,900,000)
  Proceeds from exercise of common stock options......      77,204          --
  Net repayments on line of credit....................         --    (1,055,640)
  Principal payments on notes payable to
   stockholders.......................................         --    (1,613,788)
  Principal payments on notes payable for
   distributions to stockholders, net.................         --      (982,995)
  Principal payments on capital lease obligation......     (17,876)     (10,481)
                                                       -----------  -----------
     Net cash (used in) provided by financing
      activities......................................  (1,846,198)  19,608,207
                                                       -----------  -----------
NET INCREASE IN CASH AND CASH EQUIVALENTS.............   2,561,960   11,970,814
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD......   3,762,220          --
                                                       -----------  -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD............ $ 6,324,180  $11,970,814
                                                       ===========  ===========
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest................................ $     4,720  $   201,852

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:

     During the period ended July 4, 1998, the Company distributed $1,582,684 to its S Corporation stockholders. This distribution (net of notes receivable from stockholders of $599,689) was in the form of promissory notes, totaling $982,995, issued by the Company. The promissory notes were paid in full during the period ended July 4, 1998.

     During the period ended July 3, 1999, the Company acquired certain intangible assets. As of July 3, 1999, the Company had an acquisition payable of $600,000 (see Note 8).



                            See accompanying notes.

                              1-800 CONTACTS, INC.

               NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

1. Presentation of Condensed Financial Statements

     The accompanying condensed financial statements have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These condensed financial statements reflect all adjustments (consisting only of normal recurring adjustments), which in the opinion of management, are necessary to present fairly the results of operations of the Company for the periods presented. It is suggested that these condensed financial statements be read in conjunction with the audited financial statements and the notes thereto included elsewhere in this prospectus.

     The results of operations for the period ended July 3, 1999 are not necessarily indicative of the results to be expected for the full year.

2. Change in Accounting Period

     Effective January 1, 1998, the Company changed from a calendar year end to a 52/53 week year ending on the Saturday nearest to December 31. Due to this change, the first two quarters of 1998 represents 26 weeks and 3 days, covering the period January 1, 1998 to July 4, 1998.

3. Income Taxes and Pro Forma Information

     Effective February 9, 1998 the Company's S Corporation election was terminated. As a result, the Company recorded a net deferred tax liability and the related deferred tax provision of approximately $791,000 for the tax effect of the differences between financial statement and income tax basis of assets and liabilities that existed at the termination date of the S Corporation election.

     The pro forma net income presents the pro forma effects on historical net income adjusted for a pro forma provision for income taxes. The pro forma provision for income taxes has been determined assuming the Company had been taxed as a C Corporation for federal and state income tax purposes.

4. Advertising Costs

     The Company recorded total advertising expense of approximately $9,799,000 and $5,948,000 for the two quarters ended July 3, 1999 and July 4, 1998, respectively.

     During the two quarters ended July 3, 1999, the Company entered into certain commitments to purchase approximately $15 million of broadcast advertising from October 1999 through September 2000. The Company can cancel up to 50 percent of the total amount committed.

5. Net Income (Loss) Per Common Share

     Basic net income (loss) per common share ("Basic EPS") excludes dilution and is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per common share ("Diluted EPS") reflects the potential dilution that could occur if stock options or other common stock equivalents were exercised or converted into common stock. The computation of Diluted EPS does not assume exercise or conversion of securities that would have an antidilutive effect on net income
(loss) per common share.

     The pro forma Basic and Diluted EPS for the two quarters ended July 4, 1998 gives effect to the pro forma effects on historical net income adjusted for a pro forma provision for income taxes assuming the Company had been taxed as a C Corporation for federal and state income tax purposes.

                              1-800 CONTACTS, INC.

5. Net Income (Loss) Per Common Share (continued)


     The following is a reconciliation of the numerator and denominator used to calculate Basic and Diluted EPS:

                           Two Quarters Ended July 3,    Two Quarters Ended July 4,
                                      1999                          1998
                         ------------------------------ ------------------------------
                           Income             Per-Share   Income             Per-Share
                           (Loss)    Shares    Amount     (Loss)    Shares    Amount
                         ---------- --------- --------- ---------  --------- ---------
Historical:
 Basic EPS.............. $1,763,362 6,331,111   $0.28   $(429,972) 6,033,580  $(0.07)
 Effect of stock
  options...............               59,106
                         ---------- ---------   -----   ---------  ---------  ------
 Diluted EPS............ $1,763,362 6,390,217   $0.28   $(429,972) 6,033,580  $(0.07)
                         ========== =========   =====   =========  =========  ======
Pro Forma:
 Basic EPS.............. $1,763,362 6,331,111   $0.28   $ 245,599  6,033,580  $ 0.04
 Effect of stock
  options...............               59,106                         61,437
                         ---------- ---------   -----   ---------  ---------  ------
 Diluted EPS............ $1,763,362 6,390,217   $0.28   $ 245,599  6,095,017  $ 0.04
                         ========== =========   =====   =========  =========  ======

6. Common Stock Transactions

     During the two quarters ended July 3, 1999, the Company repurchased a total of 155,000 shares of its common stock for a total cost of $1,860,005.

     During the two quarters ended July 3, 1999, employees exercised stock options to purchase 17,873 shares of common stock for a total of $77,204.

7. Stock Option Grants

     In February 1999, the Company granted nonqualified stock options to purchase 54,700 shares of common stock at $12.5625 per share to employees and Directors of the Company. The options vest over a three year period and expire in ten years.

8. Asset Acquisition

     In May 1999, the Company acquired the assets of Contact Lenses Online, Inc. ("CLO") for $1.2 million in cash to be paid as follows: $600,000 on the closing date, $300,000 six months after the closing date and $300,000 one year after the closing date. The assets acquired include the web address www.contactlenses.com, various telephone numbers and CLO's customer database which are included in intangible assets and amortized over an estimated life of 5 years.

9. Legal Matters

     On April 7, 1999 the Kansas Board of Examiners in Optometry commenced a civil action against the Company. The action was filed in the District Court of Shawnee County, Kansas Division 6. The complaint was amended on May 28, 1999. The amended complaint alleges that on "one or more occasions" the Company sold contact lenses without receipt or verification of a prescription. The relief requested is the issuance of an order enjoining the Company from further engaging in the alleged activity. The amended complaint does not seek monetary damage. The Company, in response to the amended complaint, has retained counsel and intends to vigorously defend itself in this action. An answer to the amended complaint is not presently due but will be filed in a timely manner.

     It is the opinion of management, after discussion with legal counsel, that the ultimate dispositions of this and other matters will not have a material impact on the financial condition, liquidity or results of operations of the Company.

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                               [www.contacts.com]



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                                 600,000 Shares

                       [1-800 CONTACTS LOGO APPEARS HERE]

                                  Common Stock
                                 -------------
                                   PROSPECTUS
                                 -------------

                                 -------------
                               September 2, 1999
                                 -------------

     You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

     No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of the prospectus applicable to that jurisdiction.

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